2001 Annual Report


AmAg
American Agrisurance, Inc.
Innovative Solutions In...
CROP INSURANCE
AmAg
American Agrisurance, Inc.

Acceptance Insurance Companies Inc.

Table of Contents

For more information about Acceptance Insurance Companies Inc.,
visit our website at www.amag.com.

A Message from Chairman Michael R. McCarthy...

Dear Fellow Shareholders:

2001 marked the end of Acceptance's failed strategy as a diversified, specialty property and casualty insurer, and the beginning of our future as a dedicated, focused agricultural risk management company–American Agrisurance®. As AmAg®, we have joined our customers and agents in a singular dedication to excellence in agriculture.

We begin 2002 as the world's largest provider of crop insurance. We're looking forward, not backward. But we are not entirely free of our past. Acceptance continues to pay claims on property and casualty insurance policies issued over the last 10 years or so. We have retained capital to pay those claims, but we won't know if our reserves are adequate until the last claim is paid, perhaps 10 years from now. In the third quarter of 2001, we added to our reserves, expecting the ultimate claims to increase from our previous estimate.

Like the farmers we serve, we were forced to make a tough call in 2001 when the "neighbor's farm" came up for sale. We acquired the crop insurance assets of IGF Insurance Company, a Des Moines company more than half our size. The acquisition provided a unique opportunity to expand our franchise, access new customers and markets and increase the breadth and depth of our management team. The challenge of integrating two good businesses while simultaneously exiting the property and casualty business suggests the risk of one eagle chasing two rabbits, but our senior management team managed, and I use that word decisively, to get the job done.

After several years of low commodity prices, and world events that dramatically underscore the wisdom of our national policy of cheap and plentiful food, our customers continue to serve two masters–God and the government. There is little we can do about the weather, though it seems to be more volatile, and limiting the production risk through crop insurance is now embraced by more than two-thirds of America's farmers. AmAg's innovative revenue policies, coupled with our customers' clearly defined and well executed marketing plans, have helped and will continue to help our customers maximize the economic benefits of their hard work.

Realizing that the government might be more volatile than the weather, we expect the new farm bill to continue to provide the reinsurance support crop companies and our customers require in order to succeed in delivering the security that food brings–it's truly a great service to all of America's citizens, and to the world.

During 2001 your board of directors increased their stake in your company, acquiring more stock, and shifting most of their compensation to a stock-based plan. We're all looking forward to 2002.

Thanks for being our partners!

Michael R. McCarthy

A Message from President John E. Martin...

A popular song observes "any new beginning must come from some other beginning's end." This is a fair description of Acceptance Insurance Companies Inc. in 2001. It was a year in which we began to operate as the new, focused agricultural risk management organization we resolved to create in December 1999. It also was a year in which we ended the traditional property and casualty operations begun by our subsidiary, Acceptance Insurance Company.



John E. Martin
President & CEO

This annual report will provide an overview of our Company's financial and operational performance for 2001. Much was accomplished in 2001, but we continue to look ahead toward further development of the new company we have begun. As we build the AmAg franchise and our related operations, your management team is energetic and carefully focused on where we are going.

Much was accomplished in 2001, but we continue to look ahead toward further development of the new company we have begun.

A number of major internal events impacted the Company in 2001. The past year tested the abilities and resolve of AmAg Associates in ways similar to the ways external events tested all Americans. What we experienced in 2001 was sometimes uncomfortable and not always easy. The impact of many of our decisions in 2001 may not be known this year or perhaps for years in the future. There is no doubt change was the one constant for 2001, and will remain a predominant factor in 2002 and beyond. How we manage change will determine much of our future success. I am confident in our Company's new beginning in 2001, in the progress we made throughout the year and in our ability and commitment to achieve the goals we have set.

The following is an overview of our Company's operations for the year 2001.

Strategy 1 - Exit All Property & Casualty Business

The year began with an acceleration of efforts to sell or discontinue all elements of our traditional property and casualty (P&C) business. In March the majority of this business was sold to Insurance Corporation of Hannover. In early May additional Company business, as well as two Company subsidiaries--Acceptance Casualty Insurance Company and Acceptance Indemnity Insurance Company--were sold to McM Corporation. At about the same time, the remaining Farm and Ranch and Flood insurance programs were sold to American Reliable Insurance Company, substantially completing our planned exit from all insurance underwriting operations except agricultural risk management.

Also in May, the Company engaged Berkley Risk Administrators Company (BRAC) to adjust and complete all remaining noncrop claims. We continue to receive reports of new claims each month and likely will for several more years. Beginning in mid-2001, however, the number of new claims reported each month declined as existing policies expired. Because BRAC resolved existing claims faster than new claims were reported, by the end of 2001 the number of open claims was approximately 40% less than when the year began. The number of open claims is important because with insignificant exceptions each represents an insured who is exposed to the vagaries of the judicial system. Each claim also represents an ongoing expense to defend our insured and administer the claim. Most property loss claims have been resolved, so the remaining claims typically involve liability allegations that are more complex and difficult to resolve. We continue to monitor closely BRAC's adjustment of these claims.

The risk posed by the Company's now discontinued traditional P&C underwriting operations was again made clear by the need to increase our reserves for payment of these claims by $14 million in the third quarter of 2001, which significantly decreased our earnings for 2001. This addition to the Company's P&C reserves reflects our best current estimate of the Company's future liabilities, but protecting our diverse insureds is not an easily predicted business. Since arriving at the

Company in December 1999 I have emphasized the importance of appropriate reserving. If the continued monitoring and management of our P&C run-off operations reveals reasonable additional measures we can take to assure greater stability and predictability in this segment of our Company, I assure you we will pursue them, for we are sure to have open P&C claims for a number of years.

One final note on our P&C underwriting operations. In negotiating these sales we worked consistently with purchasers to assure as many Associates as possible would have opportunities to continue their work as employees of the purchasers. Our efforts helped many former Associates successfully transfer employment to other companies. We also are pleased BRAC has retained a substantial number of former Associates. Their expertise and experience has contributed to more effective and timely resolution of remaining P&C claims.

Strategy 2 - Focus on Agricultural Risk Management

Our new structure is designed around six key management functions administration, field services, finance, information services and technology, legal and marketing.

Following the sale of our P&C businesses in the first and second quarters of 2001, our strategy to focus on becoming the leading agricultural risk management Company was boosted significantly with our successful creation of an opportunity to acquire the crop insurance assets of IGF Insurance Company. The acquisition presented a major management challenge as we joined the nation's third and fifth largest crop insurance companies into the largest such company in the world. A new management team was named and positions were filled quickly to minimize disruption to operations and maintain focus on the 2002 sales season, which began only a few months after the acquisition.

Our new structure is designed around six key management functions: administration, field services, finance, information services and technology, legal and marketing. The acquisition gave us opportunities to improve our operating efficiency, eliminate costly duplication and reduce the cost of delivering our products and services. In completing our new management structure we were fortunate to have an excellent pool of candidates for key positions.

Retaining profitable business from our AmAg agents is perhaps the most critical key to our success in this acquisition. It will be impossible to fully gauge the result of our efforts until final sales numbers and acreage reports become available later in 2002.

Strategy 3 - Investing in Our Future

Our narrowed focus on agricultural risk management and acquisition of a major new book of business offered a variety of alternatives to boost efficiencies and reduce costs. While there were significant cost-saving opportunities in consolidating functions and eliminating duplication, achieving our long-term goals also demands an increased investment in our future. Throughout 2001 the Company identified key investments that will bring the most immediate and noticeable improvement in service to customers.

The two most critical areas of Company performance impacting customer satisfaction and business retention are claims and processing, so these two areas received considerable attention in 2001 as we evaluated investments to enhance customer support and service. Late in 2001 we purchased a new IBM AS400 midframe server with more than four times the processing power of computers previously used by AmAg. With this increased power came the ability to consolidate the number of machines currently in use, reducing maintenance expense and physical space needs in our computer facility. This investment not only increases our current computing power, but also provides needed "headroom" capacity as we continue in the future to build volume. The investment in computer resources already has reduced the time needed to complete daily file back-up routines by 50%, and recent upgrades to communications lines between Council Bluffs and remote processing offices has increased transmission speed significantly, allowing us to more effectively utilize the new capabilities.



A total conversion to the AS400 system was completed in March 2002, eliminating costly maintenance and continuous programming necessary to maintain the previous VAX system. Integration and migration of many other processes necessary to complete our transition began in the second half of 2001 and by the end of the second quarter 2002, virtually all Company operations will be conducted under a single set of business processes. Our Information Systems and Technology Division is continuing to develop a "best in the industry" processing system for AmAg customers.

Agents and producers also judge us by our track record in processing claims quickly and accurately. Our goal is to be recognized as the "first in the field, and the first to pay." The most significant change in our claims process following the acquisition has been the creation of a new, full-time adjuster force complimented by independent adjusters. This adjuster force is designed to provide the best possible claims service, and provides to agents and insured producers strong evidence of our commitment to provide timely, accurate service.



Another element of our investment in technology to improve service is our actions to get computers into the hands of as many Associates as possible to facilitate the flow of information and enhance communication. Thus, laptop computers are now in use by all full-time claims adjusters and selected independent adjusters. In addition, we have developed and put into operation a new, automated adjusting program called E-TRACS to reduce the time between claims assignment and final payment, while improving accuracy and accountability. E-TRACS will be used by all full-time loss adjusters and certain independent adjusters, and also will further enhance the exclusive AmAg Rapid Return® program. These improvements will allow quicker turnaround of claims by insureds eligible to self-certify harvested production and unit acreage. Together, we believe the new structure and



E-TRACS™



Recognizing the importance of our work environment, we made significant investments to improve our Council Bluffs offices and facilities during 2001.

technology we began to implement in 2001 will provide the industry's most efficient and effective claims service.

Investing in tools and processes necessary to build our business is important, but the comfort, health and safety of our Associates also has a direct impact on productivity and customer service. Recognizing the importance of our work environment, we made significant investments to improve our Council Bluffs offices and facilities during 2001. AmAg remodeled a major portion of the Omni Centre during 2001 and consolidated all of our former Omaha operations in the Omni Center and the traditional AmAg headquarters building during 2001. These changes improved the work environment and productivity for all Council Bluffs area Associates. Our investment of almost $3 million was a visible commitment to the community, and a strong signal to our workforce that we are here to stay, we are a great company to work for and there is a future with AmAg.

Our list of investments in the future would be incomplete without mentioning The Anderson's Crop Revenue Profiler™ software program introduced as a pilot in 2001. The Crop Revenue Profiler is an analytical computer tool available for use exclusively by AmAg agencies. This software program actually allows producers to see the impact of their insurance and marketing decisions before their crop is in the ground, helping them make more informed decisions. We believe the investment we make in the Crop Revenue Profiler will help producers achieve long-term profitability and build stronger relationships between the farmer, the agent and AmAg. The Crop Revenue Profiler program has been well-received by agents and producers and will be expanded to serve additional crops and regions in 2002. We look for this investment to pay dividends as the acceptance and availability of Profiler continues to grow.

Strategy 4 - Continued Innovation, Research & Development

Few crop insurance companies believe in new product development, and most have been content to stay on the sidelines as others created new forms of agricultural risk management products and services. At AmAg, however, investing in developing new products and services has been a long-term commitment and is vital to our future, differentiating our Company in an industry where products, processes, features and pricing are essentially the same. We won a major victory in 2001 as AmAg finally received payment for research and development of what has become the coverage of choice for America's farmers, Crop Revenue Coverage™, and a similar product known as Group Risk Income Protection (GRIP).

Investing in developing new products and services has been a long-term commitment and is vital to our future.

Having a governmental mechanism in place to reimburse companies for development of new products will encourage AmAg to bring even more new products to the marketplace. Late in 2001 AmAg won approval of the nation's first federally reinsured livestock revenue insurance coverage--Livestock Gross Margin. We anticipate introducing this coverage as a pilot program to Iowa hog producers in 2002. Our Company also has submitted for federal reinsurance approval an innovative new policy covering timber, and we continue to work on a groundbreaking concept to help farmers participate in development markets involving carboncredits. AmAg also continues to develop new services to help farmers manage theiroperations including agronomic services and precision mapping utilizing global positioning satellite technology.

A Word About Reinsurance

Experts now describe the September 11 World Trade Center and Pentagon attacks as likely the largest single insured event in history. Although this event was completely unrelated to agriculture or the crop insurance program, all insurance companies will be affected because they do business with essentially the same pool of worldwide reinsurers. Obviously, companies heavily concentrated in the property and casualty catastrophe segment or otherwise exposed to the events of September 11 will be more heavily impacted than others. We are fortunate that Acceptance Insurance Companies Inc. had no direct financial exposure to these tragic events.

During this time of tragedy and uncertainty we provided assurance to all agents and Associates that our Company's reinsurance programs remained intact, expressing our confidence in both the quality of our reinsurance structure and financial strength of our reinsurance companies. Subsequent discussions have made clear our reinsurers think highly of crop insurance and do not expect capacity to be an issue moving forward. Our success in placing the newly acquired book of crop insurance business with reinsurers in 2001 also was an excellent indicator of reinsurers' view of AmAg and the future of our Company.

Our MPCI underwriting risk is reinsured at various levels by the Federal Crop Insurance Corporation, and at other levels by commercial reinsurers. We believe our commercial reinsurers for the remainder of this risk remain strong despite losses related to the September 11 events. Nevertheless, we will continue to gather information from reinsurers as they learn more about possible losses, and remain alert to any actions that may be necessary to protect our Company.

That is our story for 2001. It is clear we are moving in the right direction, and your management team is very optimistic for continued progress in 2002. The many changes we have made are beginning to take hold and we have achieved many of our 2001 goals, but there is still much to do. Our cost of operations is being reduced, but still needs to be lower. Our new organization is running smoothly, but we can do better. We have made and continue to make many investments in computers, new systems and new facilities, but we need to bring them fully "on-line" in 2002. We have completely reorganized our Field Services Division, but need to implement the new business plan effectively to provide meaningful improvements to our agents.

The results of 2001 indicate we are on the right course, focusing on customer service, efficiency and quality. It was an excellent new beginning, and I am confident we will continue our progress in 2002.



Independent Auditors' Report

To the Board of Directors & Stockholders of Acceptance Insurance Companies Inc. & Subsidiaries

We have audited the accompanying consolidated balance sheets of Acceptance Insurance Companies Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acceptance Insurance Companies Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
March 20, 2002

CONSOLIDATED BALANCE SHEETS (dollars in thousands except share data)
DECEMBER 31, 2001 & 2000

ASSETS	2001	2000
Investments:		
Fixed maturities available-for-sale, at fair value (Note 2)	$ 90,976	$226,541
Marketable equity securities available-for-sale, at fair value (Note 2)	5,126	17,638
Mortgage loan	-	8,400
Real estate	3,055	3,055
Short-term investments, at cost, which approximates market	85,348	55,599
Restricted short-term investments, at cost, which approximates market (Notes 1 and 7)	27,860	33,050
	212,365	344,283
Cash	11,459	10,700
Receivables, net (Note 4)	182,998	130,631
Reinsurance recoverable on unpaid losses and loss adjustment expenses	428,848	383,979
Prepaid reinsurance premiums	22,481	11,314
Property and equipment, net of accumulated depreciation of $19,295 and $16,093	16,675	16,458
Deferred policy acquisition costs	-	7,219
Excess of cost over acquired net assets	31,310	17,661
Deferred income tax (Note 5)	33,711	31,003
Other assets	20,730	10,734
	$960,577	$963,982
LIABILITIES AND STOCKHOLDERS' EQUITY		
Losses and loss adjustment expenses (Note 6)	$597,392	$617,891
Unearned premiums	23,740	34,772
Amounts payable to reinsurers	24,037	15,418
Accounts payable and accrued liabilities	62,629	37,957
Company-obligated mandatorily redeemable Preferred Securities of AICI Capital Trust, holding solely Junior Subordinated Debentures of the Company (Note 8)	94,875	94,875
Total liabilities	802,673	800,913
Common stock subject to redemption (Note 9)	2,629	2,588
Commitments and contingencies (Notes 16 and 18)		
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, none issued	-	-
Common stock, $.40 par value, 40,000,000 shares authorized; 15,663,503 and 15,547,853 shares issued	6,265	6,219
Capital in excess of par value	199,600	199,112
Accumulated other comprehensive income (loss), net of tax	(1,009)	(4,365)
Retained earnings (accumulated deficit)	(20,676)	(11,621)
Common stock subject to redemption (Note 9)	(2,629)	(2,588)
Treasury stock, at cost, 1,209,520 shares	(26,047)	(26,047)
Contingent stock, 20,396 shares	(229)	(229)
Total stockholders' equity	155,275	160,481
	$960,577	$963,982

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)
YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

	2001	2000	1999
Revenues:			
Insurance premiums earned (Note 6)	$ 112,097	$ 186,673	$ 248,712
Net investment income (Note 2)	16,685	24,679	25,064
Net realized capital gains	3,394	2,120	10,203
	132,176	213,472	283,979
Costs and expenses:			
Insurance losses and loss adjustment expenses (Note 6)	65,739	131,604	218,789
Insurance underwriting expenses	70,264	98,876	108,529
Write-off of excess of cost over acquired net assets (Note 16)	-	9,910	-
General and administrative expenses	1,061	1,919	4,592
	137,064	242,309	331,910
Operating loss	(4,888)	(28,837)	(47,931)
Other expense:			
Interest expense	(8,682)	(8,677)	(9,058)
Other, net	-	-	(67)
	(8,682)	(8,677)	(9,125)
Loss before income taxes and cumulative effect of change in accounting principle	(13,570)	(37,514)	(57,056)
Income tax benefit (Note 5):			
Current	-	(649)	(11,645)
Deferred	(4,501)	(8,016)	(9,791)
	(4,501)	(8,665)	(21,436)
Loss before cumulative effect of change in accounting principle	(9,069)	(28,849)	(35,620)
Cumulative effect of change in accounting principle (Note 1)	-	-	(338)
Net loss	$ (9,069)	$ (28,849)	$ (35,958)
Loss per share:			
Basic:			
Loss before cumulative effect of change in accounting principle	$ (0.63)	$ (2.02)	$ (2.50)
Cumulative effect of change in accounting principle	-	-	(0.02)
Net loss	(0.63)	(2.02)	(2.52)
Diluted:			
Loss before cumulative effect of change in accounting principle	(0.63)	(2.02)	(2.50)
Cumulative effect of change in accounting principle	-	-	(0.02)
Net loss	(0.63)	(2.02)	(2.52)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (in thousands)
YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

	Common Shares Issued	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income/(Loss), Net of Tax	Retained Earnings (Accumulated Deficit)	Common Stock Subject to Redemption	Treasury Stock	Contingent Stock	Total Stockholders' Equity
Balance at January 1, 1999	15,467	$6,187	$198,657	$ 5,305	$ 52,281	$ -	$(26,047)	$ (229)	$236,154
Net loss	-	-	-	-	(35,958)	-	-	-	(35,958)
Change in unrealized gains (losses) on available-for-sale securities, net of income taxes of $9,624 (Note 14)	-	-	-	(17,873)	-	-	-	-	(17,873)
Total comprehensive income									(53,831)
Issuance of common stock under employee benefit plans	27	11	275	-	-	-	-	-	286
Common stock subject to redemption	-	-	-	-	889	(2,540)	-	-	(1,651)
Balance at December 31, 1999	15,494	6,198	198,932	(12,568)	17,212	(2,540)	(26,047)	(229)	180,958
Net loss	-	-	-	-	(28,849)	-	-	-	(28,849)
Change in unrealized gains (losses) on available-for-sale securities, net of income taxes of $(4,417) (Note 14)	-	-	-	8,203	-	-	-	-	8,203
Total comprehensive income									(20,646)
Issuance of common stock under employee benefit plans	54	21	180	-	-	-	-	-	201
Common stock subject to redemption	-	-	-	-	16	(48)	-	-	(32)
Balance at December 31, 2000	15,548	6,219	199,112	(4,365)	(11,621)	(2,588)	(26,047)	(229)	160,481
Net loss	-	-	-	-	(9,069)	-	-	-	(9,069)
Change in unrealized gains (losses) on available-for-sale securities, net of income taxes of $(1,807) (Note 14)	-	-	-	3,356	-	-	-	-	3,356
Total comprehensive income									(5,713)
Issuance of common stock under employee benefit plans	116	46	488	-	-	-	-	-	534
Common stock subject to redemption	-	-	-	-	14	(41)	-	-	(27)
Balance at December 31, 2001	15,664	$6,265	$199,600	$ (1,009)	$(20,676)	$(2,629)	$(26,047)	$ (229)	$155,275

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
YEARS ENDED DECEMBER 31, 2001, 2000 & 1999

	2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (9,069)	$ (28,849)	$ (35,958)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation and amortization	8,691	6,472	5,868
Write-off of excess of cost over acquired net assets	-	9,910	-
Deferred tax benefit	(4,501)	(8,016)	(9,791)
Policy acquisition costs incurred	(6,454)	(30,849)	(73,060)
Amortization of deferred policy acquisition costs	13,673	41,125	76,558
Realized capital gains	(3,394)	(2,120)	(10,203)
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Receivables	(61,128)	46,665	(31,419)
Income tax receivable	-	14,177	2,703
Reinsurance recoverable on unpaid losses and loss adjustment expenses	(83,756)	118,558	(263,768)
Prepaid reinsurance premiums	(22,085)	43,574	21,775
Losses and loss adjustment expenses	18,388	(163,486)	282,650
Unearned premiums	(114)	(93,166)	(18,820)
Amounts payable to reinsurers	19,696	(33,806)	13,384
Accounts payable and accrued liabilities	16,686	(3,443)	17,937
Other, net	3,160	(2,668)	1,293
Net cash from operating activities	(110,207)	(85,922)	(20,851)
Cash flows from investing activities:			
Proceeds from sales of investments available-for-sale	374,171	168,503	234,287
Proceeds from sales of short-term investments	14,927	73,521	19,882
Proceeds from maturities of investments available-for-sale	5,034	18,779	46,085
Proceeds from maturities of short-term investments	18,485	1,357	8,274
Proceeds from sale of subsidiaries, net of cash sold	20,182	8,998	21,591
Purchases of investments available-for-sale	(242,928)	(148,695)	(196,101)
Purchases of short-term investments	(54,128)	(99,516)	(27,375)
Change in restricted short-term investments	5,190	(1,700)	(31,350)
Cash paid in acquisition	(27,400)	-	-
Other, net	5,419	(2,455)	(6,826)
Net cash from investing activities	118,952	18,792	68,467
Cash flows from financing activities:			
Repayments of bank borrowings	-	-	(15,000)
Proceeds from issuance of common stock	534	201	286
Net cash from financing activities	534	201	(14,714)
Net increase (decrease) in cash and short-term investments	9,279	(66,929)	32,902
Cash and short-term investments at beginning of year	38,795	105,724	72,822
Cash and short-term investments at end of year	$ 48,074	$ 38,795	$ 105,724

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2001, 2000 & 1999
(Columnar Amounts in Thousands Except Per Share Data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations - Acceptance Insurance Companies Inc. and subsidiaries (the "Company") is primarily an agricultural risk management company. The Company concentrates on helping agricultural producers manage their risks by providing comprehensive insurance products. The Company also continues to manage the run-off of discontinued and sold property and casualty lines.

The Company's results may be influenced by factors which are largely beyond the Company's control. Important among such factors are weather conditions, natural disasters, changes in commodity prices, changes in state and federal regulations, changes in premium pricing and agency commission rates in the industry, changes in the reinsurance market, including pricing, availability and coverage, changes in tax laws, financial market performance, changes in federal policies or court decisions affecting coverages, changes in the rate of inflation, interest rates and general economic conditions. The Company's crop insurance results are particularly subject to wide fluctuations because of weather factors influencing crop harvests and commodity prices. The Company's increased emphasis in its agricultural segment may produce more volatility in the operating results on a quarter-to-quarter or year-to-year basis than has historically been the case due to the seasonal and short-term nature of the Company's crop business, as well as the impact on the crop business of weather and other natural perils.

Principles of Consolidation - The Company's consolidated financial statements include the accounts of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

Insurance Accounting - The Company writes multi-peril crop insurance ("MPCI") and crop revenue coverage ("CRC") pursuant to terms established by the Federal Risk Management Agency ("RMA"). As used herein, the term MPCI includes CRC. The Company issues and administers policies, for which it receives administrative fees, and the Company participates in a profit sharing arrangement in which it receives from the government a portion of the aggregate profit, or pays a portion of the aggregate loss, with respect to the business it writes. The Company's share of profit or loss from its MPCI business is determined after the crop season ends on the basis of a profit sharing formula established by law and the RMA. Due to the nature of several of the CRC products whereby results are based on the market prices of various commodities in the fourth quarter, as well as yields, and the significance of CRC as a percentage of MPCI, the Company records its initial estimate of profit or loss for MPCI and related products in the fourth quarter. Any changes in such estimates will typically occur during the first two quarters of the following year after the claim adjustment process is substantially complete. The Company receives its profit share in cash, with 60% of the amount in excess of 17.5% of its MPCI Retention (as defined in the profit sharing agreement) in any year carried forward to future years, or it must pay its share of losses. The Company recognizes as income in the current year these profit sharing amounts which are carried forward as a receivable. The amounts carried forward as a receivable are received in future years in cash or as a reduction of losses due the RMA. MPCI premiums received during the year which correspond to next year's crop season are deferred until the next year. Insurance underwriting expenses are presented net of administrative fees received from the RMA for reimbursement of costs incurred by the Company.

Unearned premiums represent the portion of property and casualty segment premiums written which relates to the unexpired term of policies and is calculated generally using the pro rata method. The Company also records a liability for policy claims based on its review of individual claim cases and the estimated ultimate settlement amounts. This liability also includes estimates of claims incurred but not reported based on

Company and industry paid and reported claim and settlement expense experience. Differences which arise between the ultimate liability for claims incurred and the liability established, which may be material are reflected in the statement of operations in the period such information becomes known.

Certain costs of writing property and casualty segment business, principally commissions, premium taxes, and other underwriting expenses are deferred and amortized as related premiums are earned. The recovery of deferred acquisition costs considers anticipated investment income and is reviewed periodically during the year. In the fourth quarter of fiscal 1999, the Company amortized $3.3 million of previously deferred policy acquisition costs in conjunction with its review of recoverability.

Statements of Cash Flows - The Company aggregates cash and short-term investments with maturity dates of three months or less from the date of purchase for purposes of reporting cash flows. As of December 31, 2001 and 2000, approximately $48,733,000 and $27,504,000 of short-term investments had maturity dates at acquisition of greater than three months. Restricted short-term investments are not considered a cash equivalent.

Restricted Short-Term Investments - The restricted short-term investments balance is comprised of investments deposited with a trustee for the Company's issuance of an outstanding letter of credit relating to reinsurance coverage.

Investments - Investments in fixed maturities include bonds, notes and redemptive preferred stocks and investments in marketable equity securities include common and nonredemptive preferred stocks. All investments in fixed maturities and marketable equity securities have been classified as available-for-sale and certain marketable equity securities do not pay dividends. Available-for-sale securities are stated at fair value with the unrealized gains and losses reported as a separate component of other comprehensive income (loss), net of tax. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Real estate is stated at the lower of cost or estimated net realizable value and is non-income producing.

Property and Equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized principally using the straight-line method over periods of three to ten years.

Excess of Cost Over Acquired Net Assets - The excess of cost over equity in acquired net assets is being amortized principally using the straight-line method over periods not exceeding 40 years. Accumulated amortization approximated $5,709,000 and $4,573,000 at December 31, 2001 and 2000, respectively.

Impairment of Long-Lived Assets - The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when evidence exists that the carrying value is not recoverable. Measurement of the impairment of long-lived assets is based upon management's estimate of discounted future cash flows.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ significantly from those estimates.

Stock-Based Compensation - The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), *Accounting for Stock-Based Compensation*, establishing financial accounting and reporting standards for stock-based compensation plans. As permitted by SFAS No. 123, the Company will continue to use the method prescribed by the Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees*. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in SFAS No. 123, had been applied.

Change in Accounting Principle - In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position 97-3, *Accounting by Insurance and Other Enterprises for Insurance-Related Assessments* ("SOP 97-3"). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets. The Company adopted SOP 97-3 on January 1, 1999 resulting in a cumulative effect of change in accounting principles of $338,000.

Recent Statements of Financial Accounting Standards - Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), *Accounting for Derivative Instruments and for Hedging Activities*, requires companies to recognize all derivatives as either assets or liabilities in the statement of financial condition and to measure all derivatives at fair value. SFAS No. 133 requires that changes in fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. Upon implementation of SFAS No. 133, hedging relationships may be redesignated, and securities held to maturity may be transferred to available-for-sale or trading. SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133*, deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments, hedging activities, and decisions made by the Derivatives Implementation Group. The adoption of SFAS No. 133, SFAS No. 137 and SFAS No. 138 had no impact on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), *Business Combinations*, and Statement No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets*. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and specifies the criteria for recognition of intangible assets separately from goodwill.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company is required to implement SFAS No. 142 effective January 1, 2002 and has not determined the full impact that this statement will have on its consolidated financial position or results of operations.

Reclassifications - Certain prior period amounts have been reclassified to conform with current year presentation.

2. INVESTMENTS

A summary of net investment income earned on the investment portfolio for the years ended December 31 is as follows:

	2001	2000	1999
Interest on fixed maturities	$10,635	$14,294	$17,989
Interest and dividends on short-term and equity investments	5,478	9,644	6,596
Other	902	1,178	1,314
	17,015	25,116	25,899
Investment expenses	(330)	(437)	(835)
Net investment income	$16,685	$24,679	$25,064

The amortized cost and related estimated fair values of investments in the accompanying balance sheets are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001:				
Fixed maturities available-for-sale:				
U.S. Treasury and government securities	$ 84,493	$ 1,189	$ 32	$ 85,650
Other debt securities	5,775	5	454	5,326
	$ 90,268	$ 1,194	$ 486	$ 90,976
Marketable equity securities - preferred stock	$ 2,500	$ -	$ 642	$ 1,858
Marketable equity securities - common stock	$ 4,886	$ 291	$ 1,909	$ 3,268
December 31, 2000:				
Fixed maturities available-for-sale:				
U.S. Treasury and government securities	$ 166,827	$ 1,126	$ 1,444	$ 166,509
States, municipalities and political subdivisions	42,415	181	247	42,349
Mortgage-backed securities	9,617	-	423	9,194
Other debt securities	9,373	9	893	8,489
	$ 228,232	$ 1,316	$ 3,007	$ 226,541
Marketable equity securities - preferred stock	$ 14,450	$ -	$ 1,647	$ 12,803
Marketable equity securities - common stock	$ 8,211	$ 206	$ 3,582	$ 4,835

The amortized cost and related estimated fair values of the fixed maturity securities as of December 31, 2001 are shown below by stated maturity dates. Actual maturities may differ from stated maturities because the borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Fixed maturities available-for-sale:		
Due in one year or less	$ 23,023	$ 23,367
Due after one year through five years	64,487	65,065
Due after five years through ten years	1,758	1,764
Due after ten years	1,000	780
	$ 90,268	$ 90,976

Proceeds from sales of fixed maturity securities during the years ended December 31, 2001, 2000 and 1999 were approximately $360,100,000, $156,607,000 and $167,742,000, respectively. Gross realized gains on sales of fixed maturity securities were approximately $4,782,000, $974,000 and $2,246,000 and gross realized losses on sales of fixed maturity securities were approximately $1,113,000, $594,000 and $1,462,000 during the years ended December 31, 2001, 2000 and 1999, respectively. Gross realized gains on sales of equity securities were approximately $239,000, $2,378,000 and $14,950,000 and gross realized losses on sales of equity securities were approximately $1,202,000, $462,000 and $5,661,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

As required by insurance regulatory laws, certain bonds with an estimated fair value of approximately $11,145,000 and short-term investments of approximately $298,000 at December 31, 2001 were deposited in trust with regulatory agencies.

3. FAIR VALUES OF FINANCIAL INSTRUMENTS

In determining fair value, the Company used quoted market prices when available. For instruments where quoted market prices were not available, the Company used independent pricing services or appraisals by the Company's management. Those services and appraisals reflected the estimated present values utilizing current risk-adjusted market rates of similar instruments.

The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The carrying values of cash, short-term investments, receivables, accounts payable and accrued liabilities are deemed to be reasonable estimates of their fair values due to their short-term nature. The estimated fair values of the Company's other financial instruments as of December 31, 2001 and 2000, are as follows:

	Carrying Value		Estimated Fair Value	
	2001	2000	2001	2000
Investments in fixed maturity securities	$ 90,976	$ 226,541	$ 90,976	$ 226,541
Investments in marketable equity securities	5,126	17,638	5,126	17,638
Mortgage loan	-	8,400	-	8,400
Company-obligated mandatorily redeemable Preferred Securities of AICI Capital Trust, holding solely Junior Subordinated Debentures of the Company	94,875	94,875	65,274	48,386

4. RECEIVABLES

The major components of receivables at December 31 are summarized as follows:

	2001	2000
Insurance premiums and agents' balances due	$ 50,171	$ 34,859
Amounts recoverable from reinsurers	50,491	43,083
Profit sharing gain due from the RMA	86,162	51,032
Accrued interest	1,494	4,763
Installment notes receivable	2,723	3,175
Less allowance for doubtful accounts	(8,043)	(6,281)
	$ 182,998	$ 130,631

5. INCOME TAXES

The Company provides for income taxes on its statements of operations pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*. The primary components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000, respectively, follow:

	2001	2000
Losses and loss adjustment expenses	$ 6,891	$ 8,353
Unearned premiums	88	1,642
Allowance for doubtful accounts	2,815	2,198
Net operating loss carryforward	23,951	18,733
Unrealized loss on investments available-for-sale	543	2,350
Other	4,551	4,615
Deferred tax asset	38,839	37,891
Deferred policy acquisition costs	-	(2,527)
Other	(5,128)	(4,361)
Deferred tax liability	(5,128)	(6,888)
Net deferred tax asset	$ 33,711	$ 31,003

The realization of the net deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. For tax purposes, the Company has net operating loss carryforwards that expire, if unused, beginning in 2019. Based upon the Company's anticipated future earnings, projected reversal of temporary differences, tax planning strategies available if required and all other available evidence, both positive and negative, management has concluded it is more likely than not that the deferred tax asset will be realized.

Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Computed U.S. federal income taxes	$ (4,750)	$ (13,130)	$ (19,970)
Nondeductible amortization of goodwill and other intangibles	137	385	398
Tax-exempt interest income	(36)	(1,458)	(2,346)
Dividends received deduction	(172)	(350)	(597)
Write-off of excess of cost over acquired net assets	-	5,184	-
State income tax	-	(649)	414
Other	320	1,353	665
Income tax benefit	$ (4,501)	$ (8,665)	$ (21,436)

Cash receipts for income taxes were approximately $15,172,000 and $14,348,000 during the years ended December 31, 2000 and 1999, respectively, and none for the year ended December 31, 2001.

6. INSURANCE PREMIUMS & CLAIMS

Insurance premiums written and earned by the Company's insurance subsidiaries for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Direct premiums written	$272,822	$407,515	$628,299
Assumed premiums written	277,821	79,785	64,642
Ceded premiums written	(460,745)	(350,219)	(441,275)
Net premiums written	$ 89,898	$137,081	$251,666
Direct premiums earned	$271,655	$455,033	$643,879
Assumed premiums earned	279,102	88,960	70,424
Ceded premiums earned	(438,660)	(357,320)	(465,591)
Net premiums earned	$112,097	$186,673	$248,712

Included in ceded premiums written and earned is $289.2 million, $188.1 million and $156.1 million of MPCI premiums ceded to the RMA for the years ended December 31, 2001, 2000 and 1999, respectively. Included in assumed premiums written and earned in 2001, 2000 and 1999 is $81.2 million, $51.2 million and $37.9 million of MPCI profit share.

The liability for losses and loss adjustment expenses represents management's best estimate and is based on sources of available evidence including an analysis prepared by an actuary engaged by the Company. The Company underwrites property and casualty coverages in a number of specialty areas of business which may involve greater risks than standard property and casualty lines, including the risks associated with the absence of long-term, reliable historical claims experience. These risk components may make more difficult the task of estimating reserves for losses, and cause the Company's underwriting results to fluctuate. Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated liabilities, as reflected in the Company's loss and loss adjustment expense reserves. Additionally, conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future.

The following table presents an analysis of the Company's reserves for losses and loss adjustment expenses, reconciling beginning and ending balances for the years ended December 31:

	2001	2000	1999
Gross loss and loss adjustment expense reserves, beginning of year	$617,891	$781,377	$524,744
Reinsurance recoverable on unpaid losses and loss adjustment expenses, beginning of year	383,979	502,537	238,769
Net loss and loss adjustment expense reserves, beginning of year	233,912	278,840	285,975
Net incurred loss and loss adjustment expenses related to:			
Current year	51,086	123,386	174,762
Prior years	14,653	8,218	44,027
	65,739	131,604	218,789
Net payments for losses and loss adjustment expenses related to:			
Current year	(28,058)	(60,028)	(76,745)
Prior years	(103,049)	(116,504)	(123,158)
	(131,107)	(176,532)	(199,903)
Net decrease related to sale of Phoenix Indemnity (net of reinsurance recoverable)	-	-	(26,021)
Net loss and loss adjustment expense reserves, end of year	168,544	233,912	278,840
Reinsurance recoverable on unpaid losses and loss adjustment expenses, end of year	428,848	383,979	502,537
Gross loss and loss adjustment expense reserves, end of year	$597,392	$617,891	$781,377

Insurance losses and loss adjustment expenses have been reduced by recoveries recognized under reinsurance contracts of $824.4 million, $526.4 million and $725.9 million for the years ended December 31, 2001, 2000 and 1999, respectively, of which approximately $580.9 million, $365.5 million and $270.0 million, respectively, relate to recoveries on the MPCI business from the RMA.

The liability for losses and loss adjustment expenses is determined by management based on historical patterns and expectations of claims reported and paid, trends in claim experience, information available on an industry-wide basis, as well as changes in the Company's claim handling procedures and premium rates. Significant factors impacting the variability of establishing the liability for losses and loss adjustment expenses are the unusually difficult estimation process for the Company's general liability business, including California contractor programs, the limited historical data for certain programs, and the significant changes in claims handling. In addition, as the Company is primarily focusing on its agricultural segment, it has discontinued or sold all of its remaining property and casualty lines of business. The Company continues to be responsible for all claims prior to the discontinuance or sale of the property and casualty lines (referred to as the "Run-off Business"). During May 2001, the Company closed its claims department handling the Run-off Business and engaged a third-party administrator specializing in such run-off business to handle these claims.

The $14.7 million charge in 2001 for prior years was primarily a result of the development of general liability losses and loss adjustment expenses in 1999 and prior accident years. The $8.2 million charge in 2000 was primarily a result of the development of 1999 CRCPlus losses of approximately $5.7 million.

In the third quarter of fiscal 1999, the Company increased reserves for 1998 and prior accident years by approximately $44 million. This increase related primarily to an unexpected increase in the number of claims relating to general liability coverage provided in 1995 and prior years to contractors in the State of

California as a result of the California Supreme Court decision in Montrose Chemical Corporation vs. Admiral Insurance Company ("Montrose"). In that decision, the Court adopted the "continuous trigger" theory of insurance coverage for third-party liability claims involving continuous, progressing or deteriorating bodily injury or property damages. Under this theory, the time of the insured's act which allegedly caused the accident, event or condition resulting in a claim is largely immaterial. As long as the potential damages remain outstanding, all of the insured contractor's or subcontractor's successive insurance policies potentially may provide coverage. Thus, the Court's Montrose decision created a new basis for coverage under years of previously issued policies. Beginning in 1996, the Company altered its underwriting criteria for construction risks and began endorsing policies exposed to these types of continuous exposures in order to avoid coverage for conditions which existed prior to the inception of the Company's policies. As such, all of these underlying conditions increase the variability in establishing related reserves.

7. BANK BORROWINGS

As of December 31, 2001, the Company has a Security and Letter Loan Agreement for $27.9 million. The entire facility was reserved for an outstanding letter of credit and, accordingly, no borrowings were permitted under such facility.

8. COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF AICI CAPITAL TRUST, HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY

In August 1997, AICI Capital Trust, a Delaware business trust organized by the Company (the "Issuer Trust") issued 3.795 million shares or $94.875 million aggregate liquidation amount of its 9% Preferred Securities (liquidation amount $25 per Preferred Security). The Company owns all of the common securities (the "Common Securities") of the Issuer Trust. The Preferred Securities represent preferred undivided beneficial interests in the Issuer Trust's assets. The assets of the Issuer Trust consist solely of the Company's 9% Junior Subordinated Debentures due in 2027, which were issued in August 1997 in an amount equal to the total of the Preferred Securities and the Common Securities.

Distributions on the Preferred Securities and Junior Subordinated Debentures are cumulative, accrue from the date of issuance and are payable quarterly in arrears. The Junior Subordinated Debentures are subordinate and junior in right of payment to all senior indebtedness of the Company and are subject to certain events of default and can be called at par value after September 30, 2002, all as described in the Junior Debenture Indenture. At December 31, 2001 and 2000, the Company had Preferred Securities of $94.875 million outstanding at a weighted average interest cost of 9.2% and 9.1%, respectively.

Cash payments for interest related to the Junior Subordinated Debentures were approximately $8.5 million during the years ended December 31, 2001, 2000 and 1999.

9. STOCK OPTIONS & EMPLOYEE BENEFIT PLANS

The Company's 2000 incentive stock option plan provides for a maximum of 1,000,000 options to be granted to employees and directors. The 2000 incentive stock option plan provides for options to vest in three years unless the agreement with the participant specifically calls for a different vesting schedule. All options expire no later than ten years from the date of grant and the exercise price will not be less than 100% of the market value at the date of grant. At December 31, 2001, the 2000 incentive stock option plan had 222,500 options available for granting.

The 1996 incentive stock plan was terminated as to future grants upon approval of the 2000 incentive stock option plan. The 1996 incentive stock option plan provided for options granted to employees which vest in not less than five annual installments and options granted to non-employee directors which vest at the expiration of the directors' current term. All options expire no later than ten years from the date of grant and the exercise price will not be less than 100% of the market value at the date of grant.

The 1992 incentive stock option plan was terminated as to future grants upon approval of the 1996 incentive stock option plan. The 1992 incentive stock option plan provided for options granted to employees which vest over 4 years from the date of the grant and options to non-employee directors which vest one year from the date of grant. All options expire no later than ten years from the date of grant and the exercise price is equal to the market price at the date of grant.

Under the Company's employee stock purchase plan, the Company is authorized to issue up to 500,000 shares of common stock to its full-time employees. Under the terms of the plan, each year employees can choose to purchase up to 10% of their annual compensation. The purchases may be made during six month phases generally commencing at the beginning of January and July. The purchase price of the stock is equal to the lower of 85% of the market price on the termination date of the phase or when the subscription is paid in full, whichever occurs first; or 85% of the average of the market price on the commencement date of the phase and the market price on the termination date of the phase or when the subscription is paid in full, whichever occurs first. Under the plan, the Company sold 22,650 shares, 53,519 shares and 25,974 shares during 2001, 2000 and 1999, respectively, to employees.

The Company has adopted the pro forma footnote disclosure only provisions under SFAS No. 123. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net loss and net loss per share would have been as indicated below:

	2001	2000	1999
Net loss:			
As reported	$ (9,069)	$ (28,849)	$ (35,958)
Pro forma	(10,213)	(31,079)	(36,673)
Net loss per share:			
Basic:			
As reported	$ (0.63)	$ (2.02)	$ (2.52)
Pro forma	(0.71)	(2.17)	(2.57)
Diluted:			
As reported	$ (0.63)	$ (2.02)	$ (2.52)
Pro forma	(0.71)	(2.17)	(2.57)

The fair value of the options at the date of grant under the incentive stock option plans and the fair value of the employees' purchase rights under the employee stock purchase plan were estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.5%, 6.4% and 5.4%; expected volatility of 69%, 67% and 26%; weighted-average expected lives of options of approximately 7 years and an expected life of employees' purchase rights of one year; and no dividend yield.

A summary of the status of the Company's stock option plans as of December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is presented below:

	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,777,250	$ 11.10	1,326,750	$ 23.24	1,335,250	$ 22.97
Granted	80,000	4.58	1,095,500	4.57	25,500	23.29
Exercised	93,000	4.73	-	-	1,500	12.50
Forfeited	562,125	16.65	645,000	24.98	32,500	12.84
Outstanding at end of year	1,202,125	$ 8.56	1,777,250	$ 11.10	1,326,750	$ 23.24
Options exercisable at year end	757,975		909,300		900,250	
Weighted-average fair value per share of options granted during the year	$ 3.23		$ 3.08		$ 5.35	

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$3.56	200,000	8.1 years	$ 3.56	200,000	$ 3.56
4.27 to 4.73	580,500	8.5 years	4.63	203,150	4.50
5.27 to 5.32	54,000	8.3 years	5.27	51,200	5.27
6.27	50,000	8.3 years	6.27	-	-
11.38 to 15.69	172,625	3.1 years	13.40	172,625	13.40
17.13 to 22.94	57,500	2.9 years	20.85	57,500	20.85
25.44 to 44.50	87,500	3.4 years	31.81	73,500	29.95
$3.56 to 44.50	1,202,125	7.0 years	$ 8.56	757,975	$ 10.04

The Company has a defined contribution plan for which all employees are eligible to participate. Employees, at their option, may contribute a portion of their eligible earnings to the plan. The Company's net contributions to the plan for 2001, 2000 and 1999 were approximately $1,024,000, $1,123,000 and $1,360,000, respectively.

In fiscal 1999, the Company entered into compensation agreements with certain individuals related to their retirement or termination of employment with the Company. In connection with the agreements, the Company recorded severance and other related charges for 42 employees of $4.2 million in insurance underwriting expenses. At December 31, 2001, approximately $362,000 remained unpaid and is included in accounts payable and accrued liabilities.

As part of one of the compensation agreements referred to above, a former employee has the right to put to the Company 254,071 previously owned shares of common stock of the Company at $16.39 per share between June 30, 2002 and July 30, 2002. As a result of this redemption feature, the Company has recorded the related redemption amount as a reduction in equity.

10. RELATED PARTY TRANSACTIONS

The Company made payments during 2001, 2000 and 1999 totaling approximately $212,000, $301,000 and $356,000, respectively, to an affiliate of a director, to provide investment related services. Additionally, the Company made a $392,000 payment to this director's affiliate for investment banking services related to acquisition of IGF crop insurance assets and sale of subsidiaries and property and casualty business (see Notes 16 and 17).

The Company contracted with a related party, a former director, to administer health insurance benefits for its employees and to place property and casualty coverage on behalf of the Company whereby the related party receives commissions from the insurance providers which totaled approximately $328,000, $370,000 and $381,000 in 2001, 2000 and 1999, respectively. In addition, the Company paid commissions and fees to the related party in connection with insurance written and loss control activities, which totaled $36,000, $136,000 and $286,000 in 2001, 2000 and 1999, respectively. This related party reimbursed the Company $3,000 for an allocable share of certain office occupancy expenses in 1999.

11. REINSURANCE

The Company's insurance subsidiaries cede insurance to other companies under quota share, excess of loss, stop loss, catastrophe and facultative treaties. The reinsurance agreements are tailored to the various programs offered by the insurance subsidiaries. Reinsurance does not discharge the insurer from its obligations to its insured. If the reinsurer fails to meet its obligations, the ceding insurer remains liable to pay the insured loss, but the reinsurer is liable to the ceding insurer to the extent of the reinsured portion of any loss. The methods used for recognizing income and expenses related to reinsurance contracts have been applied in a manner consistent with the recognition of income and expense on the underlying direct and assumed business (see Note 1).

At December 31, 2001, approximately 40% of the Company's outstanding reinsurance recoverables was from reinsurance companies rated A- (excellent) or better by A.M. Best and approximately 50% was from the federal government. Three reinsurers, who have an A.M. Best rating of A- (excellent) or better, accounted for approximately 22% of the reinsurance recoverables at December 31, 2001. No other reinsurer accounted for more than 5% of these balances.

12. DIVIDEND RESTRICTIONS & REGULATORY MATTERS

Dividends from the insurance subsidiaries of the Company are regulated by the state regulatory authorities of the states in which each subsidiary is domiciled. The laws of such states generally restrict dividends from insurance companies to certain statutorily approved limits. During 2002, dividends from insurance subsidiaries to the Company without further insurance department approval are limited to approximately $7.5 million.

The Company's insurance subsidiaries reported total statutory policyholders' surplus of approximately $129,131,000 and $140,248,000 at December 31, 2001 and 2000, respectively, and total statutory net income (loss) of $12,152,000, $(20,882,000) and $(21,068,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

13. NET LOSS PER SHARE

The net loss per share for both basic and diluted for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Loss before cumulative effect of change in accounting principle	$ (9,069)	$ (28,849)	$ (35,620)
Cumulative effect of change in accounting principle	-	-	(338)
Net loss	$ (9,069)	$ (28,849)	$ (35,958)
Weighted average common shares outstanding	14,381	14,301	14,249
Loss per share:			
Basic:			
Loss before cumulative effect of change in accounting principle	$ (0.63)	$ (2.02)	$ (2.50)
Cumulative effect of change in accounting principle	-	-	(0.02)
Net loss	(0.63)	(2.02)	(2.52)
Diluted:			
Loss before cumulative effect of change in accounting principle	(0.63)	(2.02)	(2.50)
Cumulative effect of change in accounting principle	-	-	(0.02)
Net loss	(0.63)	(2.02)	(2.52)

Contingent stock and stock options were not included in the above calculations for the years ended December 31, 2001, 2000 and 1999 due to their antidilutive nature.

14. OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) determined in accordance with SFAS No. 130 for the years ended December 31 are as follows:

	2001	2000	1999
Unrealized holding gains (losses) arising during the year	$ 8,557	$ 14,740	$ (17,294)
Income tax expense (benefit)	2,995	5,159	(6,053)
Unrealized holding gains (losses) arising during the year, net of tax	5,562	9,581	(11,241)
Reclassification adjustment for gains realized in net income	3,394	2,120	10,203
Income tax expense	1,188	742	3,571
Reclassification adjustment for gains realized in net income, net of tax	2,206	1,378	6,632
Other comprehensive income (loss), net of tax	$ 3,356	$ 8,203	$ (17,873)

15. BUSINESS SEGMENTS

The Company is engaged in the agricultural and specialty property and casualty insurance business. The principal lines of the agricultural segment are MPCI, supplemental coverages and named peril insurance. The property and casualty segment primarily consists of general liability, commercial property, commercial casualty, inland marine and workers' compensation. The Company's increased emphasis in its agricultural segment may produce more volatility in the operating results on a quarter-to-quarter or year-to-year basis than has historically been the case due to the seasonal and short-term nature of the Company's crop business, as well as the impact on the crop business of weather and other natural perils.

The Company's results are significantly impacted by its crop business, particularly its MPCI line. Estimated results from MPCI and related products are not generally recorded until after the crops are harvested and final market prices are established. Due to the nature of several of the CRC products whereby results are based on the market prices of various commodities in the fourth quarter, as well as yields, and the significance of CRC as a percentage of MPCI, the Company records its initial estimate of profit or loss for MPCI and related products in the fourth quarter. Any changes in such estimates will typically occur during the first two quarters of the following year after the claim adjustment process is substantially complete.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Management evaluates the performance of and allocates its resources to its operating segments based on underwriting earnings (loss). Underwriting earnings (loss) is comprised of insurance premiums earned less insurance losses and loss adjustment expenses and insurance underwriting expenses. Depreciation and amortization totaled $7.5 million, $3.7 million and $2.8 million for the agricultural segment and $1.1 million, $2.7 million and $3.1 million for the property and casualty segment for the years ended December 31, 2001, 2000 and 1999, respectively. Management does not utilize assets as a significant measurement tool for evaluating segments.

Segment insurance premiums earned and segment underwriting earnings (loss) for the years ended December 31, are as follows:

2001	Agricultural Insurance	Property and Casualty Insurance	Total
Insurance premiums earned	$ 80,950	$ 31,147	$ 112,097
Underwriting earnings (loss)	$ 10,143	$ (34,049)	$ (23,906)
2000			
Insurance premiums earned	$ 53,674	$ 132,999	$ 186,673
Underwriting earnings (loss)	$ (22,563)	$ (21,244)	$ (43,807)
1999			
Insurance premiums earned	$ 42,059	$ 206,653	$ 248,712
Underwriting earnings (loss)	$ (3,687)	$ (74,919)	$ (78,606)

16. SALE OF SUBSIDIARIES & PROPERTY & CASUALTY BUSINESS

In April 2000, the Company signed a definitive agreement to sell Redland Insurance Company ("Redland") to Clarendon National Insurance Company ("Clarendon"). This sale closed effective as of July 1, 2000. The sale was a cash transaction of approximately $10.9 million based upon the market value of Redland after the divestiture of various assets, including the Redland subsidiaries, to a wholly owned subsidiary of Acceptance Insurance Companies Inc. The transaction included the appointment of other Company subsidiaries as a producer and administrator for the business the Company writes through Clarendon and Redland. The Company also reinsures certain portions of the business written by Clarendon and Redland. At December 31, 2001, approximately $58.9 million of fixed maturities available-for-sale and $40.5 million of short-term investments were pledged to Clarendon to secure the Company's obligations under reinsurance agreements. Under these reinsurance agreements, the Company assumes business from Clarendon and Redland after cessions to outside reinsurers ("Clarendon Reinsurers"). The Company is contingently liable for any uncollectible amounts due from Clarendon Reinsurers related to this business. At December 31, 2001, Clarendon and Redland reinsurance recoverables from Clarendon Reinsurers totaled approximately $137 million, of which approximately 92% were from reinsurance companies rated A- (excellent) or better by A.M. Best.

In March 2001, the Company sold a significant portion of its property and casualty segment business to Insurance Corporation of Hannover ("ICH"). The terms of the agreement included the sale of selected lines of business, a reinsurance treaty whereby the unearned premium and any additional premiums for these selected lines would be reinsured by ICH, and the transfer of certain employees to ICH. Additionally, the Company's right to repurchase Redland under the agreement between the Company and Clarendon, an affiliate of ICH, was waived.

In May 2001 the Company agreed to sell two wholly owned insurance companies to McM Corporation, a Raleigh, North Carolina based insurance holding company ("McM"). The two companies, Acceptance Indemnity Insurance Company ("AIIC") and Acceptance Casualty Insurance Company ("ACIC"), underwrote primarily property and casualty segment insurance. This sale closed effective as of July 1, 2001. The sale was a cash transaction of approximately $20.6 million that resulted in a realized gain in the third quarter of 2001 of approximately $375,000. The Company also reinsures certain portions of the business written by AIIC and ACIC. As of December 31, 2001 approximately $11.1 million of fixed maturities available-for-sale were pledged to McM to secure the Company's net obligations under the reinsurance agreements. Under these reinsurance agreements, the Company assumes business from AIIC and ACIC after cessions to outside reinsurers ("AIIC Reinsurers"). The Company is contingently liable for any uncollectible amounts due from AIIC Reinsurers related to this business. At December 31, 2001, AIIC and ACIC reinsurance recoverables from AIIC Reinsurers totaled approximately $39 million, of which approximately 89% were from reinsurance companies rated A- (excellent) or better by A.M. Best.

In addition, effective as of May 1, 2001, McM purchased a selected portfolio of the Company's property and casualty segment insurance programs. Also effective May 1, 2001, the Company sold its Farm and Ranch and Flood insurance programs to American Reliable Insurance Company. The terms of these agreements included the sale of these selected lines of business, a reinsurance treaty whereby the unearned premium and any additional premiums for these selected lines would be reinsured by the buyers, and the transfer of certain employees to the buyers.

As of May 1, 2001 the Company engaged Berkley Risk Administrators Company ("BRAC") to manage the adjustment and completion of all remaining property and casualty segment claims. BRAC has employed certain persons previously employed by the Company.

As a result of the Company's strategy to exit its property and casualty segment business and based upon estimated future discounted cash flows, the Company concluded that the excess of cost over acquired net assets was partially impaired by approximately $9.9 million. As such, the Company recorded a $9.9 million charge for the write-off of excess of cost over acquired net assets in the fourth quarter of 2000.

17. ACQUISITION OF IGF CROP INSURANCE ASSETS

On June 6, 2001 the Company completed the acquisition of substantially all crop insurance assets and the assumption of certain crop insurance and reinsurance liabilities of Symons International Group, Inc. and affiliates including IGF Insurance Company (collectively referred to as "IGF"). The Company paid approximately $27.4 million at closing and agreed to make deferred payments of up to an additional $9.0 million, which included amounts for non-competition agreements, prospective reinsurance agreements, and property and equipment. Additionally, the Company reimbursed IGF for certain costs related to the 2001 crop season. The Company funded the acquisition with internally generated resources, including proceeds from the sale of certain property and casualty assets. During 2000, IGF's gross crop insurance premiums, including MPCI subsidies, totaled approximately $241 million and the Company's gross crop insurance premiums for the same period totaled approximately $434 million.

The acquisition was accounted for by the purchase method of accounting and, accordingly, the statements of operations include the acquired crop results beginning June 6, 2001. The assets acquired and recognition of liabilities directly related to the acquisition of $35.6 million and $8.2 million, respectively, were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The Company's preliminary purchase price allocation included $19.7 million of goodwill and $10.2 million of intangible assets. The allocation of the purchase price is subject to revision based upon final determination of fair values.

Goodwill is being amortized over 15 years. However, upon adoption of SFAS No. 142 on January 1, 2002 the goodwill will no longer be amortized. In accordance with SFAS No. 142 the goodwill will be tested for impairment at least annually.

18. COMMITMENTS & CONTINGENCIES

Legal - The Company is involved in various insurance related claims arising from the normal conduct of business. Management believes that the outcome of these proceedings will not have a material adverse effect on the consolidated financial statements of the Company.

In December 1999 the Company was sued in the United States District Court for the District of Nebraska. Plaintiffs alleged the Company knowingly and intentionally understated the Company's liabilities in order to maintain the market price of the Company's common stock at artificially high levels and made untrue statements of material fact, and sought compensatory damages, interest, costs and attorney fees. In February 2000 other plaintiffs sued the Company in the same Court, alleging the Company intentionally understated liabilities in a registration statement filed in conjunction with the Company's Redeemable Preferred Securities.

The Court consolidated these suits in April 2000 and Plaintiffs subsequently filed a consolidated class action complaint. Plaintiffs sought to represent a class consisting of all persons who purchased either Company common stock between March 10, 1998 and November 16, 1999, or AICI Capital Trust Preferred Securities between the July 29, 1997 public offering and November 25, 1999. In the consolidated complaint Plaintiffs alleged violation of Section 11 of the Securities Act of 1933 through misrepresentation or omission of a material fact in the registration statement for the trust preferred securities, and violation of Section 10b of the Securities Exchange Act of 1934 and Rule 10b-5 of the U.S. Securities and Exchange Commission through failure to disclose material information between March 10, 1998 and November 16, 1999. The Company, three of its former officers, the Company's Directors and independent accountants and other individuals, as well as the financial underwriters for the Company's preferred securities, were defendants in the consolidated action.

On March 2, 2001 the Court entered an order dismissing all claims alleging violations of Section 11 of the Securities Act, and dismissing the Company's Directors, financial underwriters, independent accountants and others as defendants in this action. The Court also ruled that certain of Plaintiffs' allegations regarding the remaining defendants' alleged failure to properly report contingent losses attributable to Montrose failed to state a claim under Section 10b and Rule 10b-5. In two subsequent rulings, the Court and Magistrate Judge clarified the March 2 ruling to specify which of Plaintiffs' Montrose-related allegations failed to state a Section 10b and Rule 10b-5 claim. As a result of these three rulings, the litigation has been reduced to a claim the Company and three of its former officers, during the period from August 14, 1997 to November 16, 1999, failed to disclose adequately information about various aspects of the Company's operations, including information relating to the Company's exposure after January 1, 1997 to losses resulting from the Montrose decision. Plaintiffs seek compensatory damages, reasonable costs and expenses incurred in this action and such other and such further relief as the Court may deem proper. On August 6, 2001 the Magistrate Judge granted Plaintiffs' Motion for Class Certification. Discovery has commenced and is proceeding in accordance with a schedule established by the Court. A tentative trial date has not been scheduled.

The Company intends to vigorously contest this action and believes Plaintiffs' allegations are without merit. Nevertheless, the ultimate outcome of this action cannot be predicted at this time and the Company currently is unable to determine the potential effect of this litigation on its financial position, results of operations or cash flows.

In July 2001 the Company was served with a Complaint filed in the United States District Court for the Southern District of Indiana by Mutual Service Casualty Insurance Company ("MSCI"). Other defendants in this action include IGF Insurance Company ("IGF"), Symons International Group, Inc. and several of their corporate and individual affiliates. MSCI alleges IGF reinsured it in conjunction with an agricultural production interruption insurance program (the "AgPI Program"), that IGF failed to perform its obligations and that an arbitration and suit in New Jersey federal court both were pending between MSCI and IGF regarding the AgPI Program.

In the Indiana suit MSCI contends the Company failed to pay IGF fair equivalent value for the crop insurance assets the Company purchased from IGF as of June 6, 2001 and assisted other defendants to hinder, delay or defraud MSCI in violation of the Indiana Fraudulent Transfers Act. MSCI sought a preliminary injunction prohibiting IGF and its affiliates from disposing of any proceeds received from the Company in conjunction with the Company's purchase of the IGF crop insurance assets, and also prohibiting the Company from disposing of any of the crop insurance assets it purchased from IGF. MSCI also seeks a judgment voiding the asset sale and purchase IGF and the Company completed June 6, 2001, declaring all defendants directly responsible to MSCI for the obligations of IGF and awarding any other legal or equitable relief permitted by law.

On August 2 and 3, 2001 the Court held an evidentiary hearing on MSCI's request for a preliminary injunction. During the hearing the Court accepted documentary evidence and heard extensive testimony from various witnesses. At the conclusion of the hearing the Court orally denied MSCI's request for a preliminary injunction. The Court subsequently entered a case management order indicating the anticipated trial date in March 2003.

The Company has and will continue to vigorously contest all allegations of MSCI concerning the Company's actions in conjunction with its purchase of substantially all crop insurance assets of IGF and believes the MSCI allegations are without merit. Nevertheless, the ultimate outcome of this action cannot be predicted at this time and the Company currently is unable to determine the potential effect of this litigation on its financial position, results of operations or cash flows.

Leases - At December 31, 2001, the Company was obligated under noncancelable operating leases, expiring on various dates through 2006, principally for office space and furniture. Future aggregate minimum obligations under these noncancelable operating leases are approximately $1,736,000 in 2002, $1,343,000 in 2003, $1,271,000 in 2004, $1,270,000 in 2005, and $1,247,000 in 2006.

Rental expense totaled approximately $2,955,000, $2,290,000 and $3,734,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Reinsurance - The Company is obligated under multi-year excess of loss and quota share reinsurance agreements in its agricultural segment. The cost of the excess of loss coverage is $7.5 million per year through 2006.

19. INTERIM FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended (1)	Revenues	Under-writing Earnings (Loss)	Net Income (Loss)	Basic Net Income (Loss) Per Share (2)	Diluted Net Income (Loss) Per Share (2)
	(In thousands, except per share data)				
2001:					
December 31	$ 86,839	$ 5,191	$ 5,142	$ 0.36	$ 0.34
September 30	7,096	(16,304)	(9,504)	(0.66)	(0.66)
June 30	20,173	(4,009)	(888)	(0.06)	(0.06)
March 31	18,068	(8,784)	(3,819)	(0.27)	(0.27)
	$ 132,176	$ (23,906)	$ (9,069)	$ (0.63)	$ (0.63)
2000:					
December 31	$ 64,827	$ (23,973)	$ (24,148)	$ (1.69)	$ (1.69)
September 30	41,197	(7,658)	(2,291)	(0.16)	(0.16)
June 30	48,069	(4,560)	(520)	(0.04)	(0.04)
March 31	59,379	(7,616)	(1,890)	(0.13)	(0.13)
	$ 213,472	$ (43,807)	$ (28,849)	$ (2.02)	$ (2.02)

(1) The Company's operating results from its agricultural segment can vary substantially from quarter-to-quarter as a result of various factors (see Note 1). Therefore, the results for any quarter are not necessarily indicative of results for any future period. The results of the crop business are substantially recognized in the fourth quarter of the calendar year.

(2) Quarterly net income per share numbers may not add to the annual net income per share.

Management's Discussion and Analysis

The following discussion and analysis of financial condition and results of operations of the Company and its consolidated subsidiaries should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere herein.

General

The principal lines of the Company's agricultural segment are MPCI, supplemental coverages, and named peril insurance. MPCI is a federally subsidized risk management program designed to encourage agricultural producers to manage their risk through the purchase of insurance policies. MPCI provides the agricultural producers with yield coverage for crop damage from substantially all natural perils. CRC is an extension of the MPCI program that provides a producer of crops with varying levels of insurance protection against loss of revenues caused by changes in crop prices, low yields, or a combination of the two. As used herein, the term MPCI includes CRC, unless the context indicates otherwise. For the years ended December 31, 2001 and 2000, the Company had MPCI Gross Premiums of approximately $698 million and $375 million, respectively, which represents a market share of approximately 24% and 15%, respectively, of MPCI business written in the United States.

A critical accounting policy of the Company relates to the accounting treatment for MPCI business which is different than more traditional property and casualty insurance lines. The Company issues and administers MPCI policies, for which it receives administrative fees, and the Company participates in a profit sharing arrangement in which it receives from the government a portion of the aggregate profit, or pays a portion of the aggregate loss, with respect to the business it writes. The Company's share of profit or loss from its MPCI business is determined after the crop season ends on the basis of a profit sharing formula established by law and the RMA. Due to the nature of several of the CRC products whereby results are based on the market prices of various commodities in the fourth quarter, as well as yields, and the significance of CRC as a percentage of MPCI, the Company records its initial estimate of profit or loss for MPCI and related products in the fourth quarter. Any changes in such estimates will typically occur during the first two quarters of the following year after the claim adjustment process is substantially complete. The Company receives its profit share in cash, with 60% of the amount in excess of 17.5% of its MPCI Retention (as defined in the profit sharing agreement) in any year carried forward to future years, or it must pay its share of losses. For statement of operations purposes, gross premiums written consist of the aggregate amount of MPCI premiums paid by agricultural producers, and do not include any related federal premium subsidies. Additionally, any profit share earned by the Company, net of the cost of third party excess of loss reinsurance, is shown as net premiums written, which equals net premiums earned for MPCI business; whereas, any share of losses payable by the Company is charged to losses and loss adjustment expenses. MPCI premiums received during the year which correspond to next year's crop season are deferred until the next year. Insurance underwriting expenses are presented net of administrative fees received from the RMA for reimbursement of costs incurred by the Company.

The Company's other critical accounting policies are disclosed in the Notes to the Consolidated Financial Statements. These policies have been consistently applied in all material respects.

Certain characteristics of the Company's crop business may affect comparisons, including: (i) the seasonal nature of the business whereby profits or losses are generally recognized predominately in the fourth quarter of the year; (ii) the nature of crop business whereby losses are known within a one year period; and (iii) the limited amount of investment income associated with crop business. In addition, cash flows from such business differ from cash flows from certain more traditional lines. See "Liquidity and Capital Resources" below. The Company's increased emphasis in its agricultural segment may produce more volatility in the operating results on a quarter-to-quarter or year-to-year basis than has historically been the case due to the seasonal and short-term nature of the Company's crop business, as well as the impact on the crop business of weather and other natural perils.

In its agricultural segment, the Company completed the acquisition of substantially all crop insurance assets and the assumption of certain crop insurance and reinsurance liabilities of Symons International Group, Inc. and affiliates including IGF Insurance Company (collectively referred to as "IGF") on June 6, 2001. See "Acquisition of IGF Crop Insurance Assets." In its property and casualty segment, the Company sold its non-standard automobile business including Phoenix Indemnity Insurance Company in 1999, transferred its general agency business produced by its Scottsdale office and its transportation business to other carriers in 2000, and during 2001 discontinued or sold all remaining property and casualty segment business. The Company continues to manage the run-off of discontinued and sold business. These transactions are part of the Company's strategy.

Forward-Looking Information

Except for the historical information contained in this Annual Report, matters discussed herein may constitute forward-looking information, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking information reflects the Company's current best estimates regarding future operations, but, since these are only estimates, actual results may differ materially from such estimates.

A variety of events, most of which are outside the control of Acceptance Insurance Companies Inc., cannot be accurately predicted and may materially impact estimates of future operations. Important among such factors are weather conditions, natural disasters, changes in commodity prices, changes in state and federal regulations, changes in premium pricing and agency commission rates in the industry, changes in the reinsurance market, including pricing, availability and coverage, changes in tax laws, financial market performance, changes in federal policies or court decisions affecting coverages, actions by federal or state legislatures, regulators or courts regarding the coverage of agricultural insurance policies for terrorist actions, changes in the rate of inflation, interest rates and general economic conditions.

The Company's results are significantly impacted by its crop business, particularly its MPCI line. Estimated results from MPCI business are not recorded until the fourth quarter of the year, after crops are harvested and final market prices are established. Agricultural segment results are particularly dependent on events beyond the control of Acceptance Insurance Companies Inc., notably weather conditions during the crop growing seasons in the states where Acceptance Insurance Companies Inc. writes a substantial amount of its crop insurance, the market price of grains on various commodity exchanges and overall worldwide supply and demand, the continuing globalization of the crop industry and its effect on the export of crops to other countries and the volatility of crop prices resulting from domestic and foreign policy decisions. Additionally, federal regulations governing aspects of crop insurance are frequently modified, and any such changes may impact crop insurance results.

Forward-looking information set forth herein does not take into account any impact from any adverse weather conditions during the 2002 crop season, or the various other factors noted above which may affect crop and noncrop operation results. See "General" above for additional information regarding these events and factors.

Results of Operations

Year Ended December 31, 2001
Compared to Year Ended December 31, 2000

The Company's net loss decreased from $28.8 million for the year ended December 31, 2000 to a net loss of $9.1 million for the year ended December 31, 2001. The reduction in net loss was primarily a result of improved agricultural segment underwriting earnings. Partially offsetting this improvement was a decrease in investment income and increased underwriting losses in the property and casualty segment from 2000 to 2001.

The underwriting earnings from the Company's agricultural segment improved from a $22.6 million loss in 2000 to $10.1 million in earnings in 2001. Within the agricultural segment, MPCI underwriting results improved from a $7.0 million loss for the year ended December 31, 2000 to earnings of $11.0 million for the same period in 2001. The underwriting loss related to crop hail, other named peril and supplemental coverages decreased from $15.5 million in 2000 to $900,000 in 2001.

The underwriting earnings for the MPCI business is generally comprised of the FCIC profit share net of the amounts ceded to private reinsurers, expenses in excess of MPCI reimbursements from the FCIC, and amortization expense for non-competition agreements and goodwill. Additionally, MPCI underwriting earnings include any adjustments to prior year MPCI results.

MPCI Gross Premiums increased from $375 million in 2000 to $698 million in 2001. The MPCI premium volume increase in 2001 was primarily a result of the Company's acquisition on June 6, 2001 of the crop insurance business from Symons International Group, Inc. and affiliates including IGF Insurance Company (collectively referred to as "IGF") which accounted for $269 million of 2001 MPCI Gross Premiums. During 2001 the Company recorded an estimated profit share of $86.2 million on its MPCI retained pool of approximately $499.4 million, or 17.3%, while in 2000 the Company recorded an estimated profit share of $40.0 million on its MPCI retained pool of approximately $232.0 million, or 17.2%. During 2001, the profit share relating to the 2000 crop year was reestimated at $35.2 million, or 15.2% of the MPCI retained pool. The Company expects a decline in MPCI Gross Premiums for 2002 partially due to planned reductions in certain territories and generally lower base prices for several crops.

In addition to the FCIC reinsurance program, the Company utilizes third party reinsurance to manage volatility in loss exposure. The Company ceded approximately $78 million of its 2001 crop year MPCI Retained Premiums under quota share agreements to private reinsurers participating in its overall crop reinsurance programs. Based upon the estimated profit share recorded in 2001, this reduced MPCI underwriting earnings by approximately $12.7 million and was recorded as additional underwriting expenses. The net exposure was further reduced by excess of loss reinsurance purchased from private carriers with a total cost of approximately $22.4 million for the 2001 crop year. The Company has future obligations under certain multi-year excess of loss and quota share reinsurance agreements in its agricultural segment. The cost of the multi-year excess of loss coverage is $7.5 million per year through 2006.

For the year ended December 31, 2001 the amount of direct and allocated expenses in excess of MPCI reimbursements from the FCIC totaled approximately $37.6 million. Additionally, non-competition and goodwill amortization costs for the year ended December 31, 2001 totaled $2.7 million. The MPCI underwriting earnings for 2001 included approximately $1.9 million from partial reimbursement of research and development costs previously associated with the development of the CRC product. This one-time reimbursement from the FCIC was recorded as a reduction to underwriting expenses. The underwriting earnings for the year ended December 31, 2001 also included negative adjustments of approximately $1.6 million related to 2000 crop year results. These adjustments included a decrease in the estimated 2000 year MPCI profit share of approximately $4.8 million partially offset by approximately $3.2 million in lower operating costs primarily comprised of a decrease in related reinsurance costs and agency contingent commissions.

Gross and net earned premiums for the Company's crop hail, other named peril and supplemental coverages ("non-MPCI") increased from $59.1 million and $14.9 million, respectively, during the year ended December 31, 2000 to $82.6 million and $21.6 million, respectively, during the same period in 2001. Approximately $36.9 million and $3.8 million of the gross and net earned premiums, respectively, for 2001 relate to the crop business acquired in the IGF transaction. The Company expects that non-MPCI gross earned premium for 2002 will decline primarily as a result of a planned reduction in supplemental coverages. The crop hail quota share cessions for 2001 included a 100% quota share with an affiliate of IGF for the crop hail business acquired from IGF, specifically for all policies effective prior to June 6, 2001. This agreement will not continue and therefore the Company expects its retention of crop hail business will increase in 2002. As a result the Company expects that non-MPCI net earned premium for 2002 will be higher than 2001. The 2001 crop year results on the Company's non-MPCI business improved from 2000 primarily as a result of the improved loss ratio. For the years ended December 31, 2001 and 2000 the Company's crop year net loss ratios for non-MPCI were approximately 79.7% and 111.5%, respectively.

Additionally, the Company's agricultural segment results for the year ended December 31, 2000 included a $4.0 million charge related to the settlement of the class action suit by rice producers and $6.7 million in underwriting charges related to loss development resulting from higher than expected payments on the settlement of 1999 CRCPlus losses. The 2000 results for the agricultural segment also included approximately $9.5 million in underwriting earnings primarily related to an increase in the 1999 MPCI profit share.

During the past three years, the Company discontinued or sold all remaining property and casualty segment business. In March 2001, the Company sold a significant portion of its property and casualty business to Insurance Corporation of Hannover and in May 2001, the Company sold several of the remaining lines of business to McM Corporation and to American Reliable Insurance Company (See "Sale of Subsidiaries and Property and Casualty Segment Business". Accordingly, the net premiums earned in the property and casualty segment decreased from approximately $133.0 million for the year ended December 31, 2000 to $31.1 million for the same period in 2001. The Company expects that any property and casualty segment net premiums earned in 2002 will relate to the run-off of discontinued business. The Company continues to manage the run-off of this discontinued and sold business.

The Company's property and casualty segment results for the year ended December 31, 2001 included a reserve strengthening of approximately $14.8 million. The reserve strengthening was concentrated primarily in the general liability lines of business for accident years 1999 and prior. The Company recorded other adjustments in the property and casualty segment that contributed to the underwriting loss in 2001. These included severance costs of approximately $1.3 million associated with the run-off of the property and casualty segment business. Additionally, ceded reinsurance premium for certain property insurance lines were below minimum levels established in reinsurance contracts, requiring the Company to recognize a contractually established minimum premium resulting in additional reinsurance costs of approximately $1.4 million.

While the Company discontinued or sold all remaining property and casualty segment business during 2001, its operating results may continue to be significantly impacted by the property and casualty segment. Significant factors that may impact future results include the adequacy of the Company's estimate of loss and loss adjustment expense reserves, the recoverability of the Company's reinsurance recoverables and the recoverability of certain reinsurance recoverables of previously owned subsidiaries for which the Company is contingently liable. See "Sale of Subsidiaries and Property and Casualty Segment Business."

The Company's net investment income declined from approximately $24.7 million for the year ended December 31, 2000 to approximately $16.7 million for the same period in 2001. This decrease in investment income was primarily a result of a significantly lower interest rate environment during 2001 coupled with a decline in the size of the investment portfolio. The Company's average outstanding portfolio decreased from approximately $414 million for the year ended December 31, 2000 to $333 million for the same period in 2001.

Year Ended December 31, 2000
Compared to Year Ended December 31, 1999

The Company's net loss decreased from $36.0 million for the year ended December 31, 1999 to a net loss of $28.8 million for the year ended December 31, 2000. The reduction in net loss was primarily a result of the strengthening of reserves for losses and loss adjustment expenses in 1999, charges in 1999 associated primarily with the divestitures of various lines of property and casualty segment business, and the increase in 1999 MPCI profit share recorded in 2000. Partially offsetting these effects was a decrease in net realized capital gains, a write-off of excess of costs over acquired net assets, development of 1999 CRCPlus losses in 2000, and a charge related to the settlement of the class action suit by rice producers in 2000.

The underwriting loss from the Company's agricultural segment increased from $3.7 million in 1999 to $22.6 million in 2000. The MPCI premium volume increased from $365 million in 1999 to $375 million in 2000. The Company's core markets areas increased by approximately $35 million while a reduction of $25 million was achieved in less profitable areas. During 2000 the Company recorded an estimated profit share of $40.0 million on its MPCI retained pool of approximately $232.0 million while in 1999 the Company recorded an estimated profit share of $40.1 million on approximately $246.1 million retained premium pool. In 2000 and 1999, the Company recorded additional profit share relating to previous years of approximately $11.0 million and $.8 million, respectively. As a percent of premium, the Company experienced a reduction in the 2000 crop year profit share due to drought conditions, particularly in Nebraska and Iowa. The Company utilizes both the FCIC reinsurance program and third party reinsurance in order to manage volatility in loss exposure. During 2000 the Company increased its utilization of the FCIC reinsurance program and increased third party reinsurance protection. The Company ceded a portion of the profit share related to approximately $66 million and $35 million of its retained premium under the MPCI program for 2000 and 1999, respectively, to reinsurers participating in its overall crop reinsurance programs which resulted in an additional cost to the Company of $5.1 million in 2000 as compared to 1999.

The results for 2000 reflect an increase of approximately $12.5 million in MPCI operating expenses primarily related to higher commission costs and an increase in the amount of corporate expenses allocated to the agricultural segment. The Company continued to be negatively impacted by the decrease in the reimbursement rate used for reimbursement of expenses related to operating its MPCI program. The year 2000 also includes an increase of $4.0 million in settlement and legal expenses related to the settlement of a class action suit by rice producers, $6.7 million in underwriting charges for adverse loss development resulting from higher than expected payments on 1999 CRCPlus losses, and $3.1 million of underwriting losses for crop hail resulting from late season storms in the Midwest.

The Company's property and casualty segment was impacted in 2000 by the sale of its nonstandard automobile business in the third quarter of 1999 and by the transfer in the first quarter of 2000 of the renewal rights for all business previously produced and serviced by the Company's Scottsdale, Arizona office and for its "long haul" trucking business. Accordingly, gross written premiums and net earned premiums decreased by approximately 45% and 38%, respectively, during 2000 compared to 1999.

As a result of the sale of a significant portion of its property and casualty segment business and based upon estimated future discounted cash flows, the Company concluded that the excess of cost over acquired net assets was partially impaired by approximately $9.9 million. As such, the Company recorded a $9.9 million charge for the write-off of cost over acquired net assets in the fourth quarter of 2000.

The underwriting loss for the property and casualty segment decreased from $74.9 million in 1999 to $21.2 million in 2000. This was primarily related to the $44.0 million reserve strengthening that was recorded in 1999 related to losses for 1998 and prior years compared to approximately $2.4 million of reserve strengthening recorded in 2000 for years 1999 and prior. The reserve increase recorded in 1999 resulted from a significant unexpected increase in the number of claims reported, principally under policies covering the 1990 through 1995 accident years, and primarily related to construction defect claims under general liability policies insuring contractors in the State of California. To a lessor extent, the Company also experienced an increase in the IBNR claims for the 1998 year in its commercial automobile lines. Additionally, results for 1999 were negatively impacted by costs totaling approximately $9.0 million related primarily to the divestitures of various lines of property and casualty segment business.

The Company's net investment income declined from approximately $25.1 million in 1999 to $24.7 million in 2000. This decrease in investment income was primarily affected by a decline in the size of the average outstanding portfolio of the Company from approximately $473 million in 1999 to $414 million in 2000. Partially offsetting this was an increase in the yield on the portfolio to 6.0% for 2000 compared to 5.3% for 1999. During the fourth quarter of 2000 the Company liquidated a substantial portion of the municipal securities.

Liquidity and Capital Resources

The Company has included a discussion of the liquidity and capital resources requirement of the Company and the Company's insurance subsidiaries.

The Company - Parent Only

As an insurance holding company, the Company's assets consist primarily of the capital stock of its subsidiaries, a surplus note issued by one of its insurance company subsidiaries and investments held at the holding company level. The Company's primary sources of liquidity are receipts from interest payments on a surplus note, payments from the profit sharing agreement with American Agrisurance, the Company's wholly owned subsidiary which operates as the general agent for the Company's crop insurance programs, tax sharing payments from its subsidiaries, investment income from, and proceeds from the sale of, holding company investments, and dividends and other distributions from subsidiaries of the Company. The Company's liquidity needs are primarily to service debt, pay operating expenses and taxes and make investments in subsidiaries.

At December 31, 2001 the Company has $11.8 million in cash, short-term investments and fixed maturity securities. Additionally, the Company has $27.9 million of restricted short-term investments. The restricted short-term investments are comprised of investments deposited with a trustee for the Company's issuance of an outstanding letter of credit relating to reinsurance coverage. These funds will become available to the Company over the next five years. The Company also holds a surplus note for $20 million issued by Acceptance Insurance Company, bearing interest at the rate of 9% per annum payable quarterly. Although repayment of all or part of the principal of the surplus note requires prior insurance department approval, no prior approval of interest payment is currently required.

Under the American Agrisurance profit sharing agreement, American Agrisurance receives up to 50% of the crop insurance profit after certain expenses and a margin retained by the Insurance Companies based upon a formula established by the Company and approved by the Nebraska Department of Insurance. If the calculated profit share is negative, such negative amounts are carried forward and offset future profit sharing payments. These amounts are distributed from time to time in the form of a dividend to the Company. In 2001 and 2000 there was no profit sharing distribution.

Dividends from American Growers Insurance Company and Acceptance Insurance Company (collectively referred to as the "Insurance Companies") are regulated by the regulatory authorities of the states in which each subsidiary is domiciled. The laws of such states generally restrict dividends from insurance companies to parent companies to certain statutorily approved limits. In 2002, the statutory limitation on dividends from the Insurance Companies to the Company without further insurance departmental approval is approximately $7.5 million.

The Company is currently a party to a tax sharing agreement with its subsidiaries, under which such subsidiaries pay the Company amounts in general equal to the federal income tax that would be payable by such subsidiaries on a stand-alone basis.

In 1997, AICI Capital Trust, a Delaware business trust organized by the Company (the "Issuer Trust") issued 3.795 million shares or $94.875 million aggregate liquidation amount of its 9% Preferred Securities (liquidation amount $25 per Preferred Security). The Company owns all of the common securities (the "Common Securities") of the Issuer Trust. The Preferred Securities represent preferred undivided beneficial interests in the Issuer Trust's assets. The assets of the Issuer Trust consist solely of the Company's 9% Junior Subordinated Debentures due 2027 which were issued in 1997 in an amount equal to the Preferred Securities and the Common Securities. Distributions on the Preferred Securities and Junior Subordinated Debentures are cumulative, accrue from the date of issuance and are payable quarterly in arrears. The Junior Subordinated Debentures are subordinate and junior in right of payment to all senior indebtedness of the Company and are subject to certain events of default and redemptive provisions, all described in the Junior Debenture Indenture. At December 31, 2001, the Company had $94.875 million outstanding at a weighted average interest cost of 9.2%. During the year ended December 31, 2001 and 2000 the Company paid $8.5 million of interest on the Preferred Securities.

As of December 31, 2001, the Company has a Security and Letter Loan Agreement for $27.9 million. The entire facility was reserved for an outstanding letter of credit and, accordingly, no borrowings were permitted under such facility.

During the second quarter of 2001 and in connection with the sale of Acceptance Casualty Insurance Company ("ACIC") the Company's $20 million surplus note with ACIC was forgiven and ACIC issued a dividend to the Company of approximately $9.1 million. At closing in the third quarter of 2001 the Company received $10.2 million in cash from the sale of ACIC. See "Sale of Subsidiaries and Property and Casualty Segment Business." These proceeds were used in the acquisition of IGF crop insurance assets. See "Acquisition of IGF Crop Insurance Assets."

The Company believes it has the cash and short-term investments available to meet its short-term capital needs. However, the Company continues to be dependent on funding from its subsidiaries. If the Company does not continue to receive sufficient funding from its subsidiaries or access other funds, its ability to meet its obligations may be negatively impacted. The Company continually reviews its capital needs and the surplus needs of the Insurance Companies and from time to time may seek additional funding which may include, among other things, an account receivable financing at the Insurance Companies level, arranging a new bank line of credit, or a placement of equity or debt securities. The Company has various uncertainties which may affect its ability to access additional funds at acceptable terms. See "Liquidity and Capital Resources - Insurance Companies."

Insurance Companies

The principal liquidity needs of the Insurance Companies are to fund losses and loss adjustment expense payments and to pay underwriting expenses, including commissions and other expenses. The available sources to fund these requirements are net premiums received and, to a lesser extent, cash flows from the Company's investment activities, which together have been adequate to meet such requirements on a timely basis. The Company monitors the cash flows of the Insurance Companies and attempts to maintain sufficient cash to meet current operating expenses, and to structure its investment portfolio at a duration which approximates the estimated cash requirements for the payments of losses and loss adjustment expenses.

The Company's investment portfolio is primarily comprised of fixed maturities and short-term investments. The composition of the fixed maturities changed during 2001 as the municipal securities and mortgage-backed securities were liquidated and proceeds invested primarily in U.S. Treasury securities and short-term investments. The effective duration of the investment portfolio, including preferred stocks, is approximately 1.0 years as of December 31, 2001. At December 31, 2001, approximately $111 million of fixed maturity securities and short-term investments were pledged in order to secure the Company's obligations under reinsurance agreements. The agreements provide for the release of the pledged securities as the obligations under the reinsurance agreements decrease. However, if the Company is unsuccessful in obtaining the release of pledged securities, its liquidity may be negatively impacted. See "Sale of Subsidiaries and Property and Casualty Segment Business" for additional information.

Cash flows from the Company's crop business differs in certain respects from cash flows associated with more traditional property and casualty lines. MPCI premiums are not received from agricultural producers until the covered crops are harvested, and when received are remitted within approximately 30 days of receipt by the Company in full to the government. Covered losses are paid by the Company during the growing season as incurred, with such expenditures reimbursed by the government within three business days. Policy acquisition and administration expenses are paid by the Company as incurred during the year. The Company periodically throughout the year receives a payment in reimbursement of its policy acquisition and administration expenses.

The Company's profit or loss from its MPCI business is determined after the crop season ends on the basis of a profit sharing formula established by law and the RMA. The Company receives a profit share in cash, with 60% of the amount in excess of 17.5% of its MPCI Retention (as defined in the profit sharing agreement) in any year carried forward to future years, or it must pay its share of losses. The Company received $46.0 million in net payments under the MPCI program during the year ended December 31, 2001 and $61.8 million for the same period in 2000. The Company received its preliminary 2001 crop year FCIC profit share in March 2002. See "General" above for additional information regarding the effects of the seasonal nature of the crop business on the Company's cash flow.

The Company is significantly impacted by the results of its MPCI business. The underwriting results for the MPCI business are generally comprised of the amount of FCIC profit share net of amounts ceded to private reinsurers and expenses in excess of MPCI reimbursements from the FCIC. Therefore, the Company could incur significant underwriting losses in a year in which the FCIC profit share is significantly below average historical levels. Any significant underwriting loss could result in a material adverse effect on the Company's liquidity and capital resources. Furthermore, the Insurance Companies would likely need additional funding from its Parent. If the Insurance Companies were unable to receive additional funding it could result in a material adverse effect on the Company's business and operations. See "Liquidity and Capital Resources - The Company - Parent Only."

Changes in Financial Condition

The Company's stockholders' equity decreased by approximately $5.2 million from December 31, 2000 to December 31, 2001. The principal components of this decrease was a net loss of $9.1 million for the year ended December 31, 2001 partially offset by a decrease in the unrealized loss on available-for-sale securities, net of tax, from $4.4 million at December 31, 2000 to an unrealized loss of $1.0 million at December 31, 2001.

Consolidated Cash Flows

Cash used by operating activities was $110.2 million and $85.9 million during the years ended December 31, 2001 and 2000, respectively. The Company received net payments under the MPCI program of $46.0 million and $61.8 million during the years ended December 31, 2001 and 2000, respectively. During these periods the Company's cash flows were affected by the negative cash flows from the property and casualty segment related to the run-off of operations. The Company expects the negative cash flow from its property and casualty segment will continue as the operations run-off and the loss and loss adjustment expense reserves are settled. The Company believes it has positioned its investment portfolio to be able to meet these liquidity needs.

Inflation

The Company does not believe that inflation has had a material impact on its financial condition or the results of operations.

Acquisition of IGF Crop Insurance Assets

On June 6, 2001 the Company completed the acquisition of substantially all crop insurance assets and the assumption of certain crop insurance and reinsurance liabilities of Symons International Group, Inc. and affiliates including IGF Insurance Company (collectively referred to as "IGF"). The Company paid approximately $27.4 million at closing and agreed to make deferred payments of up to an additional $9.0 million, which included amounts for non-competition agreements, prospective reinsurance agreements, and property and equipment. Additionally, the Company reimbursed IGF for certain costs related to the 2001 crop season. The Company funded the acquisition with internally generated resources, including proceeds from the sale of certain property and casualty assets. During 2000, IGF's gross crop insurance premiums, including MPCI subsidies, totaled approximately $241 million and the Company's gross crop insurance premiums for the same period totaled approximately $434 million.

The acquisition was accounted for by the purchase method of accounting and, accordingly, the statements of operations include the acquired crop results beginning June 6, 2001. The assets acquired and recognition of liabilities directly related to the acquisition of $35.6 million and $8.2 million, respectively, were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The Company's preliminary purchase price allocation included $19.7 million of goodwill and $10.2 million of intangible assets. The allocation of the purchase price is subject to revision based upon final determination of fair values.

Goodwill is being amortized over 15 years. However, upon adoption of SFAS No. 142 on January 1, 2002 the goodwill will no longer be amortized. In accordance with SFAS No. 142 the goodwill will be tested for impairment at least annually.

Sale of Subsidiaries and Property and Casualty Segment Business

In April 2000, the Company signed a definitive agreement to sell Redland Insurance Company ("Redland") to Clarendon National Insurance Company ("Clarendon"). This sale closed effective as of July 1, 2000. The sale was a cash transaction of approximately $10.9 million based upon the market value of Redland after the divestiture of various assets, including the Redland subsidiaries, to a wholly owned subsidiary of Acceptance Insurance Companies Inc. The transaction included the appointment of other Company subsidiaries as a producer and administrator for the business the Company writes through Clarendon and Redland. The Company also reinsures certain portions of the business written by Clarendon and Redland. At December 31, 2001, approximately $58.9 million of fixed maturities available-for-sale and $40.5 million of short-term investments were pledged to Clarendon to secure the Company's obligations under reinsurance agreements. Under these reinsurance agreements, the Company assumes business from Clarendon and Redland after cessions to outside reinsurers ("Clarendon Reinsurers"). The Company is contingently liable for any uncollectible amounts due from Clarendon Reinsurers related to this business. At December 31, 2001, Clarendon and Redland reinsurance recoverables from Clarendon Reinsurers totaled approximately $137 million, of which approximately 92% were from reinsurance companies rated A- (excellent) or better by A.M. Best.

In March 2001, the Company sold a significant portion of its property and casualty segment business to Insurance Corporation of Hannover ("ICH"). The terms of the agreement included the sale of selected lines of business, a reinsurance treaty whereby the unearned premium and any additional premiums for these selected lines would be reinsured by ICH, and the transfer of certain employees to ICH. Additionally, the Company's right to repurchase Redland under the agreement between the Company and Clarendon, an affiliate of ICH, was waived.

In May 2001 the Company agreed to sell two wholly owned insurance companies to McM Corporation, a Raleigh, North Carolina based insurance holding company ("McM"). The two companies, Acceptance Indemnity Insurance Company ("AIIC") and Acceptance Casualty Insurance Company ("ACIC"), underwrote primarily property and casualty segment insurance. This sale closed effective as of July 1, 2001. The sale was a cash transaction of approximately $20.6 million that resulted in a realized gain in the third quarter of 2001 of approximately $375,000. The Company also reinsures certain portions of the business written by AIIC and ACIC. As of December 31, 2001 approximately $11.1 million of fixed maturities available-for-sale were pledged to McM to secure the Company's net obligations under the reinsurance agreements. Under these reinsurance agreements, the Company assumes business from AIIC and ACIC after cessions to outside reinsurers ("AIIC Reinsurers"). The Company is contingently liable for any uncollectible amounts due from AIIC Reinsurers related to this business. At December 31, 2001, AIIC and ACIC reinsurance recoverables from AIIC Reinsurers totaled approximately $39 million, of which approximately 89% were from reinsurance companies rated A- (excellent) or better by A.M. Best.

In addition, effective as of May 1, 2001, McM purchased a selected portfolio of the Company's property and casualty segment insurance programs. Also effective May 1, 2001, the Company sold its Farm and Ranch and Flood insurance programs to American Reliable Insurance Company. The terms of these agreements included the sale of these selected lines of business, a reinsurance treaty whereby the unearned premium and any additional premiums for these selected lines would be reinsured by the buyers, and the transfer of certain employees to the buyers.

As of May 1, 2001 the Company engaged Berkley Risk Administrators Company ("BRAC") to manage the adjustment and completion of all remaining property and casualty segment claims. BRAC has employed certain persons previously employed by the Company.

As a result of the Company's strategy to exit its property and casualty segment business and based upon estimated future discounted cash flows, the Company concluded that the excess of cost over acquired net assets was partially impaired by approximately $9.9 million. As such, the Company recorded a $9.9 million charge for the write-off of excess of cost over acquired net assets in the fourth quarter of 2000.

Glossary of Insurance Terms

Admitted Insurer: An insurance company licensed by a state regulatory authority to transact insurance business in that state. An admitted insurer is subject to the rules and regulations of each state in which it is licensed governing virtually all aspects of its insurance operations and financial condition. A nonadmitted insurer, also known as an excess and surplus lines insurer, is not licensed to transact insurance business in a given state but may be permitted to write certain business in that state in accordance with the provisions of excess and surplus lines insurance laws which generally involve less rate, form and operational regulation.

Case Reserve: The estimated liability for loss established by an insurance company for a reported claim.

Catastrophic Coverage ("CAT"): The minimum available level of Multi-Peril Crop Insurance, providing coverage for 50% of a producer's historical yield for eligible crops at 55% of the price established annually by RMA.

Combined Ratio: The sum of the expense ratio and the loss ratio determined in accordance with GAAP or SAP.

Crop Revenue Coverage ("CRC"): An extension of the MPCI program that provides a producer of crops with varying levels of insurance protection against loss of revenues caused by changes in crop prices, low yields, or a combination of the two.

Crop Revenue CoveragePlus ("CRCPlus"): An endorsement to CRC that allows the agricultural producer to increase the base price of the underlying CRC policy by a specific amount. Unlike CRC, however, CRCPlus coverages are not subsidized or reinsured by the federal government.

Crop Year: For MPCI, a crop year commences on July 1 and ends on June 30. For crop hail and named peril insurance, the crop year is typically the calendar year.

Direct Written Premiums: Total premiums collected in respect of policies issued by an insurer during a given period without any reduction for premiums ceded to reinsurers.

Excess and Surplus Lines Insurance: The business of insuring risks for which insurance is generally unavailable from admitted insurers in whole or in part. Such business is placed by the broker or agent with nonadmitted insurers in accordance with the excess and surplus lines provisions of state insurance laws.

Excess of Loss Reinsurance: A form of reinsurance in which the reinsurer, subject to a specified limit, agrees to indemnify the ceding company for the amount of each loss, on a defined class of business, that exceeds a specified retention.

Expense Ratio: Under statutory accounting, the ratio of underwriting expenses to net premiums written. Under GAAP accounting, the ratio of underwriting expenses to net premiums earned.

Federal Crop Insurance Corporation ("FCIC"): A wholly owned government corporation administered by the Risk Management Agency within USDA.

Generally Accepted Accounting Principles ("GAAP"): Accounting practices as set forth in opinions and pronouncements of the Financial Accounting Standards Board and Accounting Principles

Board and American Institute of Certified Public Accountants Accounting Research Bulletins and which are applicable in the circumstances as of the date in question.

Gross Written Premiums: Direct written premiums plus premiums collected in respect of policies assumed, in whole or in part, from other insurance carriers.

Incurred But Not Reported ("IBNR") Reserves: The liability for future payments on losses that have already occurred but have not yet been reported to the insurer. IBNR reserves include LAE related to such losses and may also provide for future adverse loss development on reported claims.

Insurance Regulatory Information System ("IRIS"): A system of ratio analysis developed by the NAIC primarily intended to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies.

Loss Adjustment Expenses ("LAE"): Expenses incurred in the settlement of claims, including outside adjustment expenses, legal fees and internal administrative costs associated with the claims adjustment process, but not including general overhead expenses.

Loss Ratio: The ratio of losses and LAE incurred to premiums earned.

Loss Reserves: Liabilities established by insurers to reflect the estimated ultimate cost of claim payments as of a given date.

MPCI Imputed Premiums: For purposes of the profit/loss sharing arrangement with the FCIC, the amount of premiums credited to the Company for all CAT Coverages it sells, as such amount is determined by formula.

MPCI Gross Premiums: The amount of premiums for all MPCI and CRC paid by agricultural producers plus the amount of any related federal premium subsidies and MPCI Imputed Premiums.

MPCI Retained Premiums: The aggregate amount of MPCI Gross Premiums that the Company retains after allocating risks to the three FCIC reinsurance pools.

Multi-Peril Crop Insurance ("MPCI"): A federally regulated subsidized crop insurance program that insures a producer of crops with varying levels of protection against loss of yield. Covered losses can vary but generally include adverse weather, fire, insects, plant disease, wildlife and earthquake.

NAIC: The National Association of Insurance Commissioners.

Net Premiums Earned: The portion of net premiums written applicable to the expired period of policies and, accordingly, recognized as income during a given period.

Net Premiums Written: Total premiums for insurance written (less any return premiums) during a given period, reduced by premiums ceded in respect to liability reinsured by other carriers.

Policyholders' or Statutory Surplus: As determined under SAP (hereinafter defined), the excess of total admitted assets over total liabilities.

Quota Share Reinsurance: A form of reinsurance whereby the reinsurer agrees to participate, at a stated percentage, in all risks of a defined class of business.

Reinsurance: The practice whereby a company called the "reinsurer" assumes, for a share of the premium, all or part of a risk originally undertaken by another insurer called the "ceding" company or "cedent." Reinsurance may be affected by "treaty" reinsurance, where a standing agreement between the ceding and reinsuring companies automatically covers all risks of a defined category, amount and type, or by "facultative" reinsurance where reinsurance is negotiated and accepted on a risk-by-risk basis.

Retention: The amount of liability, premiums or losses that an insurance company keeps for its own account after application of reinsurance.

Risk-Based Capital ("RBC"): Capital requirements for property and casualty insurance companies adopted by the NAIC to assess minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations.

Risk Management Agency ("RMA"): A division of the United States Department of Agriculture ("USDA") which, along with the FCIC administers and provides reinsurance for the federally regulated MPCI and CRC programs.

Standard Reinsurance Agreement ("SRA"): *The reinsurance agreement related to crop reinsurance under the* federal crop program between FCIC and affiliates of the Company.

Stop Loss Reinsurance: A form of reinsurance, similar to Excess of Loss Reinsurance, whereby the primary insurer caps its loss on a particular risk by purchasing reinsurance in excess of such cap.

Statutory Accounting Principles ("SAP"): Accounting practices that consist of recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by the NAIC's Codification of Statutory Accounting Principles or established by state laws and permitted practices.

Directors & Executive Officers

Directors

Myron L. Edleman (2)	Director since 2001. Agricultural producer and Director of AgAmerica, Farm Credit Bank.
Edward W. Elliott, Jr. (1) (3)	Director since 1992. Vice Chairman and Chief Financial Officer of Franklin Enterprises, Inc., a privately held investment management firm.
John E. Martin	Director since August 2000. Chief Executive Officer and President of Acceptance Insurance Companies Inc.
Michael R. McCarthy (1)	Director since 1992. Chairman of McCarthy Group, Inc., an investment and merchant banking firm.
R. L. Richards (2) (3)	Director since 1991. President of KDR Capital Corp., a privately held investment firm.
David L. Treadwell (1)	Director since 1992. President of Heritage Network Incorporated, an investment and management services company.
Doug T. Valassis (2)	Director since 1992. President and Chief Executive Officer of Franklin Enterprises, Inc., a privately held investment management firm.
Richard L. Weill	Director since 2001. Vice Chairman of MBIA Insurance Corporation.

(1) Member of the Executive and Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Nominating Commitee.

Executive Officers

John E. Martin, Chief Executive Officer and President

Charles E. Boyle, Chief Information Officer

Dennis G. Daggett, Chief Marketing Officer

J. Michael Gottschalk, Chief Legal Officer, General Counsel and Secretary

Dwayne D. Hallman, Chief Financial Officer and Treasurer

James K. Petersen, Chief Field Services Officer and Interim Chief Administrative Officer

Our Company

Acceptance Insurance Companies Inc. (AIF)

- American Agrisurance, Inc.
- American Growers Insurance Company
- Acceptance Insurance Company

Corporate Information

Corporate Office

535 West Broadway
Council Bluffs, IA 51503

Counsel

J. Michael Gottschalk
535 West Broadway
Council Bluffs, IA 51503

Auditors

Deloitte & Touche LLP
2000 First National Center
Omaha, NE 68102

Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023

Company Information

Acceptance Insurance Companies Inc. Common Stock trades on the New York Stock Exchange under the symbol "AIF". AICI Capital Trust 9% Preferred Securities trade on the New York Stock Exchange under the symbol "AICI CapTr pf".

Shareowner Inquiries

Shareowners of record requesting information concerning individual account balances, lost stock certificates, stock transfers or address corrections should do so in writing to the Transfer Agent.

Form 10-K Availability

Our Form 10-K Annual Report for the year ending December 31, 2001, as filed with the Securities and Exchange Commission, is available through the SEC's website, www.sec.gov. Printed copies also may be obtained by shareowners without charge upon written request. Requests should be directed to the Company at 535 West Broadway, Council Bluffs, IA 51503.

More Information

For additional financial reports or general information about the Company, please visit our website at www.amag.com. You also may contact J. Michael Gottschalk or Dwayne D. Hallman, at the address above or at 712.328.3918.

Integrity

Constant Improvement

Accountability

Service to Others

AmAg™

American Agrisurance, Inc.

535 West Broadway
Council Bluffs, IA 51503
712.328.3918
www.amag.com

Acceptance Insurance Companies Inc.